SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 13, 2006

i-CABLE Communications Limited

(Translation of registrant’s name into English)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited is furnishing under cover of Form 6-K an annual report for the year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan

Name:	William Kwan
Title:	Chief Financial Officer

Dated: April 13, 2006

Contents

02 Results Highlights

03 Corporate Information

04 Chairman’s Statement

06 Business Review

- Operating Environment and Competition

- Pay TV Service

- Programming

- Internet and Multimedia

- Airtime Sales

- New Markets

- Corporate and Community Affairs

- Outlook

i-CABLE COMMUNICATIONS LIMITED Annual Report 2005

Results Highlights

Record cashflow to fund

new investment

Results Highlights - Re-investing funded by record free cashflow

• Turnover rose by 3% to HK$2,441 million (2004: HK$2,372 million).

• Profit before taxation fell by 5% to HK$282 million (2004: HK$297 million).

• Net deferred tax credit of HK$305 million (2004: Nil) principally from recognition of tax losses as deferred tax assets.

• Net profit rose by 105% to HK$582 million (2004: HK$284 million).

• Earnings per share rose by 105% to 28.8 cents (2004: 14.1 cents).

• Capital expenditure declined by 34% to HK$282 million (2004: HK$428 million).

• Free cashflow before dividends rose by 75% to HK$399 million (2004: HK$227 million).

• Final dividend of 5 cents per share to increase full year dividends per share to 8.5 cents (2004: 7.5 cents).

Pay TV - Investment in content differentiation sustains subscriber growth

• Subscribers grew by 5% to 738,000 (2004: 702,000).

• ARPU decreased by 6% to HK$212 (2004: HK$225).

• Turnover was virtually unchanged at HK$1,884 million (2004: HK$1,888 million).

• Operating profit decreased by 28% to HK$337 million (2004: HK$469 million).

Pay TV Subscribers

In Thousands

800 700 600 500 400 300 200 100 0

96 97 98 99 00 01 02 03 04 05 Year

Internet & Multimedia - Robust & record operating profit in 2005

Broadband Subscribers

• Broadband subscribers grew by 10% to 320,000 (2004: 291,000).

• Voice lines more than quadrupled to 120,000 (2004: 29,000).

• ARPU was virtually unchanged at HK$139 (2004: HK$140).

• Turnover increased by 16% to HK$558 million (2004: HK$481 million).

• Operating profit increased to HK$78 million (2004: operating loss of HK$44 million).

In Thousands

350 300 250 200 150 100 50 0

Dec 00 Dec 01 Dec 02 Dec 03 Dec 04 Dec 05 Year

i-CABLE COMMUNICATIONS LIMITED Annual Report 2005

Corporate Information

BOARD OF DIRECTORS

Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)

Mr. F. K. Hu, GBS, CBE, JP

Hon. Victor C. W. Lo, GBS, JP

Dr. Dennis T. L. Sun, BBS, JP

Sir Gordon Y. S. Wu, GBS, KCMG, FICE

Mr. Anthony K. K. Yeung, JP

GROUP EXECUTIVES

Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)

Mr. William J. H. Kwan (Chief Financial Officer)

Mr. Ronald Y. C. Chiu (Executive Director, i-CABLE News Limited and

i-CABLE Sports Limited)

Mr. Vincent T. Y. Lam (Executive Director, Hong Kong Cable Television

Limited)

Mr. Benjamin W. S. Tong (Executive Director, Hong Kong Cable

Television Limited and i-CABLE WebServe

Limited)

Mr. Siuming Y. M. Tsui (Executive Director, i-CABLE Entertainment

Limited; Chief Operating Officer, i-CABLE

Satellite Television Limited; President,

Sundream Motion Pictures Limited)

Mr. Samuel C. C. Tsang (General Manager, Hong Kong Cable

Enterprises Limited and Hong Kong Cable

News Express Limited)

Mr. Simon K. K. Yu (Vice President, Network Operations, Hong Kong

Cable Television Limited)

Mr. Garmen K. Y. Chan (Vice President, External Affairs)

Mr. David C. T. Wong (Vice President, i-CABLE Enterprises Limited)

Mr. Felix W. K. Yip (Vice President, Human Resources, Administration

& Audit)

SECRETARY

Mr. Wilson W. S. Chan, FCIS

AUDITORS

KPMG

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

REGISTRARS

Tengis Limited

26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong

ADR DEPOSITARY

The Bank of New York Company, Inc.

One Wall Street, New York, New York 10286, USA

REGISTERED OFFICE

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong

Telephone: (852) 2118 8118 Fax: (852) 2118 8018

PRINCIPAL BUSINESS ADDRESS

Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

LISTING

The Company’s shares are listed under the Code “1097” on The Stock

Exchange of Hong Kong Limited and its American depositary shares, each representing 20 ordinary shares, are listed under the symbol “ICAB” on the

NASDAQ Stock Market.

CORPORATE WEBSITE ADDRESS

www.i-cablecomm.com

INQUIRIES

info@i-cablecomm.com

i-CABLE COMMUNICATIONS LIMITED Annual Report 2005 3

Chairman’s Statement

New corporate structure in place to sharpen operation and market focus

Looking

ahead

with

confidence

Dear Stakeholders

The Group continued to strengthen its market position in 2005. Both core businesses, Pay TV and Broadband access services, reported healthy growth albeit at a slower pace due to intense competition. Revenue from Pay TV came under new pressure but total Group revenue still reported a respectable gain.

The Pay TV subscriber base grew by 5% to 738,000 (2004: 702,000) despite aggressive competition. On the other hand, the Broadband subscriber base grew by a more robust 10 % to 320,000 (2004: 291,000).

Group turnover rose by 3% to HK$2,441 million (2004: HK$2,372 million). Net profit after tax rose by 105% to HK$582 million (2004: HK$284 million) after a net deferred tax credit of HK$305 million from recognition of tax losses from previous years as deferred tax assets. Earnings per share rose by 105% to 28.8 cents (2004: 14.1 cents).

The Group’s financial position was further enhanced, with free cashflow before dividends rising by 75% to HK$399 million (2004: HK$227 million); and capital expenditure declining by 34% to HK$282 million (2004: HK$428 million). In view of that, the Board has recommended a final dividend of 5.0 cents per share to increase the total dividend for 2005 to 8.5 cents per share (2004: 7.5 cents). This would represent a dividend yield of about 4.5% p.a. on the basis of the Company’s prevailing stock price.

During the year, efforts to open new markets bore initial fruit. Groundbreaking news medium Newsline Express on KCR trains started to bring in revenue since opening for business in August. Sundream Motion Pictures, our film production arm, completed its first production ‘49 Days’ in December and released it theatrically in Hong Kong and Southeast Asian markets in February 2006.

As a forward looking company operating in a fast-changing and competitive industry, we need to constantly upgrade and regenerate ourselves. To this end, a new corporate structure has been put in place since the beginning of 2006 to further sharpen the focus of respective business units within the Group. This is intended to enhance competitiveness to respond to market changes more effectively and to facilitate expansion into new markets.

The period under review was full of challenges and we responded to these challenges with some degree of success. That would not have been achieved without the continuing generous support of our customers, partners, colleagues and shareholders, to whom I am most grateful.

Stephen T.H. Ng

Chairman and Chief Executive Officer

Hong Kong, March 2, 2006

i-CABLE COMMUNICATIONS LIMITED Annual Report 2005 5

Business Review

Market position strengthened with respectable growth in Pay TV and Broadband services

9

Business Review

Operating Environment and Competition

A solid foundation built on superior content production capability, a superb team of talents, well-tuned corporate and delivery infrastructures, coupled with flexible and responsive marketing initiatives have enabled the Group to maintain its market leadership position in Pay TV.

The incumbent telephone company PCCW aggressively acquired TV content, supplemented with heavy marketing spending. TVB Pay Visions previously called SuperSun TV, a Pay TV service 49%-owned by dominant terrestrial broadcaster TVB, has not yet made a significant impact in the market.

Despite these developments, the Group’s locally produced and packaged channels still emerged as clear winners in the Pay TV viewership derby of independent viewership surveys commissioned by the industry. At the same time, the Group has adapted to the changing competitive landscape by introducing mini-packages to meet demand from some segments of the market. The strategy has served to enable the Group not only to hold on to its leadership position but also grow subscription.

Meanwhile, the rapid recovery of the Group’s Broadband business continued even as the market further consolidated. In view of the success of the triple-play bundling plans, the Group has developed closer co-operation with its sister company Wharf T&T in both marketing and operations of residential voice services.

8 i-CABLE COMMUNICATIONS LIMITED Annual Report 2005

Pay TV service

During the year, we grew our Pay TV subscriber base by 5% to 738,000 in a hostile market. This was made possible by our strong content offerings as well as versatile marketing responses that included mini-packages.

The mini-packages have been successful in maintaining subscription growth. It is also a key strategy to avert a price war. Instead of matching overly aggressive pricing unscrupulously, we chose a strategy of careful market segmentation with product and pricing differentiation to meet the different programming needs of subscribers who were hitherto untapped.

ARPU was eroded by 6% to HK$212 (2004: HK$225) due to dilution from the mini-packages. However, the growth in subscriber base thus achieved enabled us to maintain annual turnover at HK$1,884 million (2004: HK$1,888 million). On the other hand, operating profit fell by 28% to HK$337 million (2004: HK$469 million) due to the higher cost to achieve product differentiation.

Business Review

During the year, our Pay TV platform added 12 new channels, eight of which on basic, spanning from news, general entertainment, religious, sports and ethnic minority channels. CABLE TV is now carrying over 100 different channels.

Despite competition, we believe there is still room for growth across the entire spectrum of segments of the Pay TV market. Our exclusive rights to the FIFA World Cup 2006 will drive our growth in all segments. We have been offering packaging initiatives to cater for different market segments for some years. Our packages go beyond just high versus low end differentiation to cater for different programming preference as well as ethnic demands. These have worked very well for us and we will continue to do so.

Programming

Content differentiation, particularly fresh and local production, is the key to our success. We have built a significant news platform, which over the years has become an authoritative and immediate source of information for many in town. Our customised sports platform with strong local flavour has changed the landscape of sports programming on television.

Our entertainment platform – with showbiz news round the clock and the many innovative life-style programmes – has firmly established itself to be a credible partner for the showbiz industry.

In 2005, our news platform continued to deliver. Our coverage of events both inside and outside the World Trade Organisation’s Sixth Ministerial Conference held in Hong Kong in December, spanning across three channels, became the principal source of information for viewers at home as well as decision-makers in both the public and private sectors. We celebrated a milestone for our news service with a ceremony to mark 100,000 hours of continuous newscasting in April 2005.

Our locally packaged sports channels continued to provide our flagship programmes. Built on their success and wide following, our sports team is gearing up for production of the 06 FIFA World Cup, which the Group has exclusive carriage rights for all 64 matches in Hong Kong.

The entertainment platform was further strengthened during the year, including entertainment programmes, children programmes, movies and entertainment news, offering more diversified choice to the audiences.

A brand new 24-hour Hollywood movie channel – HMC has launched in January 2006. It parades a wide array of Hollywood box office titles, covering productions from Disney, BVI, Newline, Universal, Paramount, Warner Brothers, Twentieth Century Fox, Dreamworks, Sony and MGM etc. and has captured the fascination of our many subscribers who are keen followers of Hollywood blockbusters.

In order to drive our content capability to grow further, the Group formed three content production subsidiaries, i-CABLE News Limited, i-CABLE Sports Limited and i-CABLE Entertainment Limited, at the beginning of 2006 to give the various programming units greater flexibility to explore new markets in their respective fields. These initiatives, we believe, would make our production capabilities more efficient and more market driven.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2005 11

Business Review

Internet & Multimedia

Operating profit returns with subscription and revenue growth

Internet and Multimedia

Strong growth momentum on the Internet and Multimedia front continued with our subscriber base growing 10% to 320,000 (2004: 291,000). Despite competitive pressure, innovative marketing strategy and new value-added services shielded us from revenue erosion.

This segment reported a 16% growth in turnover to HK$558 million (2004: HK$481 million), and an operating profit of HK$78 million as against a loss of HK$44 million in the previous year.

The Group’s triple-play bundled package has proven to be very competitive in the market place. During the year, voice lines more than quadrupled to 120,000 (2004: 29,000).

The multimedia unit continued to expand online home entertainment service through the portal i-cable.com. The total online experience has been further enriched with a range of attractions, including music download and property news. The unit also worked with mobile operators for the introduction of mobile versions of stock market news and soccer betting information.

The Group will strive to introduce more value-added service to enhance customer loyalty and to acquire new customers through vigorous marketing of our bundled service.

To better co-ordinate our efforts in this segment of the market, the Group has developed closer co-operation with its sister company Wharf T&T to market and operate Broadband and voice line services in the residential sector. That has served to enhance efficiency and sharpen our marketing efforts.

Airtime Sales

In 2005, Hong Kong Cable Enterprises Limited (HKCE) achieved significant revenue growth over 2004, which was attributable to CABLE TV commercial airtime sales (ATS).

HKCE has been promoting CABLE TV as a cost efficient advertising medium with multi-channel on-target platforms. The growth in ATS revenue effectively demonstrates the continuous recognition gained from the local advertising industry.

The Group’s new venture, Hong Kong Cable News Express Limited (HKCNE) concluded an agreement with Kowloon Canton Railway Corporation (KCRC) in March 2005. Under the agreement, HKCNE serves as the exclusive sales distributor and content provider of KCRC’s Newsline Express, an in-train audio-visual system to display news and commercials. The service was launched in August 2005 and has attained wide acceptance from both the local advertising market and KCR passengers.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2005 13

Business Review

New Markets

New markets initiatives begin to bear fruit

New Markets

During the year, the Group’s efforts to break into new markets bore initial fruit, with encouraging progress being made in various ventures. Newsline Express will build on its promising start. Sundream Motion Pictures is moving full steam ahead with more movies ready for release during the course of this year.

Our content sales has gained a strong foothold in the mobile phone market, one of the fastest expanding new audio-visual content delivery platform, with the majority of mobile phone operators subscribing to our superb self-produced news and entertainment programming.

In 2005, Horizon Channel strengthened its channel branding and reputation in both the PRC and overseas markets. On top of the Mainland and Hong Kong, the channel is now available in the USA, South America and Malaysia.

Business Review

Corporate and Community Affairs

A company can only be as good as its people and behind i-CABLE’s success is a highly-motivated team of dedicated, creative, resourceful and effective colleagues whose collective effort has powered the Company to ride over storms, turn adversities into opportunities to out-perform targets year after year in a volatile operating environment.

We understand that a great team is not the result of happenstance but must be built painstakingly through the persistent effort of a management that is committed to establishing and maintaining a system and culture that attracts, nurtures and retains the best talent.

At i-CABLE, we have a pay-for-performance system that gives full recognition to and rewards individual effort and achievement, letting each member of our team to share in the fruit of success. We also strive to inculcate and maintain a corporate culture characterised by fairness, open communication, personal accountability, trust and mutual respect so as to create an environment that allows colleagues to realise their full potential and grow their career together with the Company.

The resulting highly effective workforce has enabled the Group to sustain growth without having to compromise prudent staff size control. At the end of 2005, the Group’s staff size stood at 3,275, compared with 2,982 the previous year, a modest increase necessitated by the expansion of the Group into new businesses and new markets.

In 2005, the Group continued to strive to make contributions through various channels to help foster a better, more caring and cohesive community. Under the good corporate citizen spirit, we took part in various charitable causes and activities such as the Community Chest’s yearly Walks for Millions; and organised various charitable events and campaigns of our own. Members of our Corporate Volunteer team kept up their good work, contributing expertise, efforts and personal time to serve the underprivileged and needy. They visited elderly homes, institutions for the handicapped, squatter households and children of new immigrant families, bringing to them gifts of love and warmth in projects such as scarf-knitting and winter jackets distribution.

In recognition of their contribution, the Corporate Volunteer team received the Gold Award for Volunteer Service from the Secretariat of Steering Committee on Promotion of Volunteer Service. During the year, the company also joined hands with partners in the business and social service sectors in various charitable and community-spirited initiatives and we are proud to receive from the Hong Kong Council of Social Service the Caring Company Logo Award for the third consecutive year.

Our news team has always been at the forefront of the company’s interaction with the community. CABLE News’ effort in providing the most up-to-date and comprehensive news and public affairs information in the highest standard has always been highly regarded and has been embraced as an important part of our citizens’ lives in this fast-paced city.

We have also been active in promoting citizens’ concern about public affairs by organising jointly with other media bodies the annual Top Ten News Stories competition in which members of the public and students took part to select the news events that they felt had the highest impact on their lives. The event, which celebrated its 10th anniversary in 2005, has firmly established itself as a popular community event with ever-keener participation.

Business Review

Outlook

Challenges smothered and new ground broken to take business into another plane

Outlook

In a business tied to fast technological advancements that constantly challenge to re-arrange the face of the operating topography, timely and innovative responses, anchored on sound fundamentals and long-term vision, have proven yet again to be the Group’s winning formula.

In the past year, we have not only met the many challenges and held our position in the existing market, but have also broken new ground to take our business to another plane.

These new market developments held substantial growth potential for the Group. They can bring about not only fresh sources of revenue but also a multi-fold expansion in our penetration and reach, adding millions of viewers to self-produced contents. This powerful boost to our local and overseas presence will further solidify the reputation of i-CABLE as a leading media and a provider of quality local contents and Broadband services.

The period under review was full of challenges and we met the challenges with reasonable success overall. We have not only responded with swift and effective marketing and programming initiatives to mitigate adverse impacts, we also undertook a self-rejuvenation exercise, to rationalise management of our operating units and to sharpen our approach to market segmentation.

The challenge ahead of us will only be more trying. More new ideas and new initiatives are needed for us to stay ahead, as we did in the past, and the Group’s new organisation will serve to give us much sharper focus to tackle these challenges.

Financial Review

21 Financial Review

- Review of 2005 Results

- Segmental Information

- Liquidity and Financial Resources

- Contingent Liabilities

- Human Resources

23 Corporate Governance Report

28 Report of the Directors

41 Report of the Auditors

42 Consolidated Profit and Loss Account

43 Consolidated Balance Sheet

44 Company Balance Sheet

45 Statements of Changes in Equity

46 Consolidated Cash Flow Statement

47 Notes to the Accounts

82 Five-year Financial Summary

Financial Review

(A)	REVIEW OF 2005 RESULTS

The Group continued to expand both Pay TV and Broadband subscriber bases with enhanced programme and innovative bundling and other marketing strategies, notwithstanding intense competition particularly in the Pay TV market.

Consolidated turnover increased by HK$69 million or 3% to HK$2,441 million mainly due to HK$78 million increase in Internet & Multimedia turnover.

Operating costs before depreciation increased by 9% to HK$1,681 million as programming costs increased by 9% to HK$864 million due to increased costs for sports rights and other programme enhancements. Network and other operating costs increased by 4% to HK$398 million due mainly to increase in customer fulfillment costs and direct costs incurred for the Newsline Express launched on Kowloon-Canton Railway Corporation lines in August 2005. Selling, general and administrative expenses increased by 12% to HK$419 million due primarily to higher Pay TV marketing and sales spending.

Earnings before interest, tax, depreciation and amortisation or EBITDA dropped by 8% to HK$760 million.

Depreciation decreased by 10% to HK$481 million due to lower depreciation charges on set-top boxes, cable modems and network assets following the expiry of their depreciation cycle.

Profit from operations dropped by HK$16 million or 5% to HK$280 million.

Income tax credit of HK$300 million represented net deferred tax credit of HK$305 million recorded in respect of the recognition of HK$325 million tax losses as deferred tax assets as partly set off by HK$20 million increase in deferred tax liabilities, and HK$5 million additional provision upon the settlement of a tax dispute over a leveraged leasing arrangement.

Net profit attributable to shareholders increased by 105% or HK$298 million to HK$582 million.

Basic earnings per share were 28.8 cents as compared to 14.1 cents in 2004.

(B)	SEGMENTAL INFORMATION

Pay Television

Subscribers grew by 36,000 or 5% to 738,000 year-on-year notwithstanding intense competition. ARPU decreased by 6% to HK$212, primarily due to the rollout of mini packages in response to changing market conditions. Turnover edged downwards by HK$4 million to HK$1,884 million. Operating costs after depreciation increased by 9% to HK$1,548 million primarily due to the aforementioned increase in programming, network operations related, and marketing costs. Operating profit decreased by 28% to HK$337 million.

Internet & Multimedia

Broadband subscribers grew by 29,000 or 10% year-on-year to 320,000 due to successful service enhancement through network upgrade, bundling strategies and the continued introduction of value-added services. ARPU remained virtually unchanged at HK$139. There were 120,000 VoIP lines in service at the end of 2005 as compared to 29,000 a year ago. Turnover increased by 16% to HK$558 million. Operating costs after depreciation decreased by 8% to HK$480 million due primarily to savings achieved in depreciation and selling, general and administrative expenses. Operating profit reported a record high HK$78 million as compared to an operating loss of HK$44 million incurred a year ago.

Financial Review (continued)

(C)	LIQUIDITY AND FINANCIAL RESOURCES

Net cash inflow reached record high HK$399 million. After dividend payment of HK$161 million, net cash increased to HK$352 million at December 31, 2005, as compared to HK$115 million a year ago.

The consolidated net asset value of the Group as at December 31, 2005 was HK$2,248 million or HK$1.1 per share. The Group’s assets were free from any charge.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$282 million as compared to HK$428 million last year. Major items included further network upgrade and expansion, Broadband and VoIP equipment and TV production facilities.

The Group is comfortable with its present financial and liquidity position. Further capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$305 million which remained unutilised as of December 31, 2005.

(D)	CONTINGENT LIABILITIES

At December 31, 2005, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$616 million, of which only HK$311 million had been utilised by the subsidiaries.

(E)	HUMAN RESOURCES

The Group had a total of 3,275 employees at the end of 2005 (2004: 2,982). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$793 million (2004: HK$753 million).

The Group is committed to building sustainable competitive advantages through the commitment and excellent performance of its people, supported by a unique corporate culture, which is characterised by fair and justice, open communication, personal accountability, trust and mutual respect. The Group’s pay for performance culture should continue to attract, nurture, and retain the best talent and offer incentives to motivate and reward outstanding performance.

Being a good corporate citizen, the Group promotes social welfare through both making donations to non-profit organisations and social welfare agencies and encouraging employees to participate in volunteer services.

Corporate Governance Report

(A)	CORPORATE GOVERNANCE PRACTICES

During the year ended December 31, 2005, all those principles as set out in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Code”) which became applicable to the Company in respect of the year under review were applied by the Company, and the relevant Code provisions in the Code were met by the Company, with the exception of one deviation as set out under section (D) below. The application of the relevant principles, and the reasons for the abovementioned deviation from a Code provision, are stated in the following sections.

(B)	DIRECTORS’ SECURITIES TRANSACTIONS

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors of the Company, they have confirmed that they have complied with the Model Code.

(C)	BOARD OF DIRECTORS

(i)	Composition of the Board, number of Board meetings and Directors’ attendance

The Company’s Board comprises high calibre individuals with extensive experience in various business sectors. Five Board meetings were held during the financial year ended December 31, 2005. Composition of the Board and attendance of the Directors are set out below:

Directors	Attendance at Meetings
Chairman and Chief Executive Officer
Mr. Stephen T H Ng	5

Director and Chief Financial Officer
Mr. Samuel S F Wong (resigned on January 1, 2006)	5

Non-executive Director
Mr. Quinn Y K Law (resigned on November 1, 2005)	3

Independent Non-executive Directors
Mr. Fa Kuang Hu, GBS, CBE, JP	3
Hon. Victor C W Lo, GBS, JP	1
Dr. Dennis T L Sun, BBS, JP	4
Sir Gordon Y S Wu, GBS, KCMG, FICE	1
Mr. Anthony K K Yeung, JP	3

Each Director of the Company has been appointed on the strength of his/her calibre, experience and stature, and his/her potential to contribute to the proper guidance of the Group and its businesses. Apart from formal meetings, matters requiring board approval were arranged by means of circulation of written resolutions.

(ii)	Operation of the Board

The Company is headed by an effective Board which takes decisions objectively in the interests of the Company. The Company’s management has closely monitored changes to regulations that affect its corporate affairs and businesses, and changes to accounting standards, and adopted an appropriate reporting format in its interim report, annual report and other related documents to present a balanced, clear and comprehensible assessment of the Group’s performance, position and prospects. Where these changes are pertinent to the Company or Directors’ disclosure obligations, the Directors are either briefed during Board meetings or issued with regular updates and materials to keep them abreast of their responsibilities and of the conduct, business activities and development of the Group. Newly appointed Directors receive briefings and orientation on their legal and other responsibilities as a Director and the role of the Board. The Company has also provided appropriate information in a timely manner to the Directors to enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Company.

Corporate Governance Report (continued)

(C)	BOARD OF DIRECTORS (continued)

(ii)	Operation of the Board (continued)

There is a clear division of responsibilities between the Board and the management. Decisions on important matters are specifically reserved to the Board while decisions on the Group’s general operations are delegated to the management. Important matters include those affecting the Group’s strategic policies, major investment and funding decisions and major commitments relating to the Group’s operations.

(D)	CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Stephen T H Ng serves as the Chairman and Chief Executive Officer of the Company. This is a deviation from the Code provision with respect to the roles of Chairman and Chief Executive Officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial number thereof being independent Non-executive Directors.

(E)	NON-EXECUTIVE DIRECTORS

All those existing Directors of the Company who do not hold any executive office of the Company have their respective terms of appointment coming to an end normally three years after their appointment to the Board or (in the case of Directors who were reelected to the Board at previous Annual General Meetings) their last re-election as Directors.

(F)	REMUNERATION OF DIRECTORS

The Company has set up a Compensation Committee consisting of two independent Non-executive Directors.

One Compensation Committee meeting was held during the financial year ended December 31, 2005. Attendance of the Members is set out below:

Members	Attendance at Meeting
Mr. Fa Kuang Hu, GBS, CBE, JP, Chairman	1
Dr. Dennis T L Sun, BBS, JP	1

The terms of reference of the Compensation Committee are aligned with the provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules. Given below are the main duties of the Compensation Committee:

(a)	to consider the Company’s policy and structure for all remuneration of Directors and senior management;

(b)	to determine the specific remuneration packages of all executive Directors and senior management;

(c)	to review performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

(d)	to review the compensation payable to executive Directors and senior management in connection with any loss or termination of their office or appointment; and

(e)	to review compensation arrangements relating to dismissal or removal of Directors for misconduct.

(F)	REMUNERATION OF DIRECTORS (continued)

The work performed by the Compensation Committee for the financial year ended December 31, 2005 is summarised below:

(a)	review of the Company’s policy and structure for all remuneration of Directors and senior management;

(b)	consideration of the emoluments for all Directors and senior management; and

(c)	review of the level of fees for Directors and Audit Committee Members.

The basis of determining the emoluments payable to its Directors and senior management by the Company is by reference to the level of emoluments normally paid by a listed company in Hong Kong to directors and senior executives of comparable calibre and job responsibilities so as to ensure a fair and competitive remuneration package as is fit and appropriate. The basis of determining the Directors’ fees, currently at the rate of HK$50,000 per annum per Director, payable to Directors of the Company, and the Audit Committee Members’ fees, currently at the rate of HK$15,000 per annum per member, payable to those Directors of the Company who are also members of the Audit Committee of the Company is by reference to the level of fees of similar nature normally paid by a listed company in Hong Kong to its directors.

(G)	NOMINATION OF DIRECTORS

The Company does not have a nomination committee as the role and function of such committee have already been performed by the Board.

The Board is responsible for the formulation of nomination policies, making recommendations to shareholders on Directors standing for re-election, providing sufficient biographical details of Directors to enable shareholders to make an informed decision on the re-election, and where necessary, nominating Directors to fill casual vacancies. The Chairman from time to time reviews the composition of the Board with particular regard to ensuring that there is an appropriate number of Directors on the Board independent of management. He also identifies and nominates qualified individuals for appointment as new Directors of the Company. New Directors of the Company will be appointed by Board. Any and all new Directors are subject to retirement from the Board at the Annual General Meeting of the Company immediately following his or her appointment and may stand for re-election at the Annual General Meeting.

(H)	AUDITORS’ REMUNERATION

An analysis of the fees in relation to the audit and non-audit services provided by KPMG, the external auditors of the Company, has been set out in Note 5 to the Accounts on page 61.

(I)	AUDIT COMMITTEE

All the members of the Audit Committee of the Company are independent Non-executive Directors.

All members have sufficient experience in reviewing audited financial statements as aided by the auditors of the Group whenever required.

Two Audit Committee meetings were held during the financial year ended December 31, 2005. Attendance of the Members is set out below:

Members	Attendance at Meetings
Mr. Fa Kuang Hu, GBS, CBE, JP, Chairman	1
Mr. Quinn Y K Law (resigned on May 11, 2005)	1
Dr. Dennis T L Sun, BBS, JP	2
Mr. Anthony K K Yeung, JP	2

Corporate Governance Report (continued)

(I)	AUDIT COMMITTEE (continued)

(i)	The terms of reference of the Audit Committee are aligned with the recommendations set out in “A Guide for Effective Audit Committees” issued by the Hong Kong Institute of Certified Public Accountants. Given below are the main duties of the Audit Committee:

(a)	to consider the appointment of the external auditors and any questions of resignation or dismissal;

(b)	to discuss with the external auditors before the audit commences, the nature and scope of the audit;

(c)	to review the half-year and annual financial statements before submission to the Board, focusing particularly on:

(i)	any changes in accounting policies and practices;

(ii)	major judgemental areas;

(iii)	significant adjustments resulting from the audit;

(iv)	the going concern assumption;

(v)	compliance with accounting standards; and

(vi)	compliance with stock exchange and legal requirements;

(d)	to discuss problems and reservations arising from the audits, and any matters the external auditors may wish to discuss (in the absence of management where necessary); and

(e)	to review the audit programme, and ensure co-ordination with external auditors, of the internal audit function;

(ii)	The work performed by the Audit Committee for the financial year ended December 31, 2005 is summarised below:

(a)	approval of the remuneration and terms of engagement of the external auditors;

(b)	review of the external auditors’ independence and objectivity and the effectiveness of audit process in accordance with applicable standard;

(c)	review of the half-year and annual financial statements before submission to the Board, with particular consideration of the points mentioned in paragraph (I)(i)(c) above regarding the duties of the Audit Committee;

(d)	discussion with the external auditors before the audit commences, the nature and scope of the audit;

(e)	review of the audit programme and co-ordination between the external auditors and the internal audit function;

(f)	review of the Group’s financial controls, internal control and risk management systems; and

(g)	meeting with the external auditors without executive Board members present.

(J)	DIRECTORS’ RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Directors are responsible for overseeing the preparation of accounts for the financial year ended December 31, 2005, which give a true and fair view of the affairs of the Company and of the Group and of the Group’s results and cash flow for the year then ended of the Group and in compliance with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Listing Rules.

In preparing the accounts for the financial year ended December 31, 2005:

(i)	appropriate accounting policies are selected, applied consistently and in accordance with the Hong Kong Financial Reporting Standards;

(ii)	prudent and reasonable judgements and estimates are made; and

(iii)	the reasons for any significant departure from applicable accounting standards are stated, if applicable.

(K)	COMMUNICATION WITH SHAREHOLDERS

The Group uses several formal channels to ensure fair disclosure and comprehensive and transparent reporting of its performance and activities. Annual and interim reports are printed and sent to all shareholders. Press releases are posted on the Company’s corporate website www.icablecomm.com. The Company’s website provides email address, postal address, fax number and telephone number by which enquiries may be put to the Company’s board. Constantly being updated in a timely manner, the website also contains a wide range of additional information on the Group’s business activities. As a standard part of the investor relations programme to maintain a constant dialogue on the Group’s performance and objectives, senior executives hold regular briefings and attend conferences with institutional investors and financial analysts.

The Company encourages its shareholders to attend Annual General Meetings to ensure a high level of accountability and to stay informed of the Group’s strategy and goals.

The Company keeps shareholders informed of the procedure for voting by poll in all circulars to shareholders which are from time to time despatched to shareholders together with notices of general meetings of the Company.

(L)	SHAREHOLDERS’ RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

Pursuant to the Hong Kong Companies Ordinance, on requisition of one or more Shareholders in aggregate holding not less than 5% of the paid-up capital of the Company carrying the right to vote at general meetings, the Directors of the Company must convene an extraordinary general meeting.

Report of the Directors

The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2005.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its subsidiaries are set out in Note 16 to the Accounts on pages 67 to 70.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit (before borrowing costs) were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 3 to the Accounts on page 59.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the financial year ended December 31, 2005 are set out in the Consolidated Profit and Loss Account on page 42.

Appropriations of profits and movements in reserves during the financial year are set out in the Statements of Changes in Equity on page 45.

DIVIDENDS

An interim dividend of 3.5 cents per share was paid on October 7, 2005. The Directors now recommend the payment on May 29, 2006 of a final dividend of 5.0 cents per share in respect of the financial year ended December 31, 2005, payable to Shareholders on record as at May 22, 2006. This recommendation has been disclosed in the Accounts.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the financial year are set out in Note 13 to the Accounts on page 66.

DONATIONS

The Group made donations during the financial year totalling HK$62,000.

DIRECTORS

The Directors of the Company during the financial year were Mr. Stephen T. H. Ng, Mr. Samuel S. F. Wong (resigned on January 1, 2006), Mr. F. K. Hu, Mr. Quinn Y. K. Law (resigned on November 1, 2005), Hon. Victor C. W. Lo, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

Mr. Stephen T. H. Ng and Sir Gordon Y. S. Wu are due to retire from the Board at the forthcoming Annual General Meeting. Being eligible, they offer themselves for re-election. None of the retiring Directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company’s business to which the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

MANAGEMENT CONTRACTS

On November 1, 1999, the Company entered into a management service agreement with Wharf Limited, a wholly-owned subsidiary of The Wharf (Holdings) Limited (“Wharf”), whereby Wharf Limited agreed to continue to provide or procure the provision of services including corporate secretarial services, treasury services, the provision of services in relation to corporate finance for obtaining borrowings and the provision of management personnel and other general corporate services to the Group following the Company having become a publiclylisted company in November 1999.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception that there existed certain outstanding options to subscribe for ordinary shares of the Company granted under the Company’s Share Option Scheme (the “Share Scheme”) to certain executives/ employees of companies respectively in the Group, one or more of whom was/were Director(s) of the Company during the financial year.

Under the rules of the Share Scheme (subject to any such restrictions or alterations as may be prescribed or provided under the Listing Rules from time to time in force), shares of the Company would be issued at such prices, not being less than 80% of the Company’s average closing price on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the board of directors of the Company. During the financial year, no share of the Company was issued to any Director of the Company under the Share Scheme.

AUDITORS

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, March 2, 2006

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION

(A)	Biographical details of directors and senior managers etc.

(I)	Directors

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 53)

Mr. Ng became Chairman of the Company in August 2001. He has been Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of the Company’s holding company, namely, The Wharf (Holdings) Limited (“Wharf”), the deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of both Joyce Boutique Holdings Limited and Modern Terminals Limited, and the chairman, president and chief executive officer of Wharf T&T Limited (“WTT”). He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

Fa Kuang Hu, GBS, CBE, JP, Director (Age: 82)

Mr. Hu has been an independent Non-executive Director of the Company since 1999. He also serves as a member and chairman of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is also Senior Advisor to the Board of Mitsubishi Electric Hong Kong Group Ltd. and is a director of Hysan Development Company Limited. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University.

Victor C. W. Lo, GBS, JP, Director (Age: 55)

Mr. Lo has been an independent Non-executive Director of the Company since 2000. He is also chairman and chief executive of the publicly-listed Gold Peak Industries (Holdings) Limited. Mr. Lo is a member of the Executive Council of Hong Kong Special Administrative Region. Furthermore, he is currently chairman of Hong Kong Science and Technology Parks Corporation, council chairman of The Hong Kong Polytechnic University and chairman of Board of Governors, Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. He graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

Dennis T. L. Sun, BBS, JP, Director (Age: 55)

Dr. Sun has been an independent Non-executive Director of the Company since 2001. He also serves as a member of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the chairman of the Board of Governors of the Hong Kong Arts Centre, deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He was also the vice patron of the Community Chest of Hong Kong from 1999 to 2004. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the founding member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.

Dr. Sun holds a Bachelor’s degree in Pharmacy from University of Oklahoma, USA and a Degree of Doctor of Philosophy in Business Administration from Southern California University for Professional Studies.

Gordon Y. S. Wu, GBS, KCMG, FICE, Director (Age: 70)

Sir Gordon Wu has been an independent Non-executive Director of the Company since 2001. He is the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is also the chairman of publicly-listed Hopewell Highway Infrastructure Limited. He is active in civic and community services, and has received many awards and honours which include, inter alia, chairmanship of City University of Hong Kong since 2004, as well as membership of Chinese People’s Political Consultative Conference, The People’s Republic of China since 1983, and Great Pearl River Delta Business Council since 2004.

Sir Gordon is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958. He received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. He was awarded the Gold Bauhinia Star in 2004.

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(A)	Biographical details of directors and senior managers etc. (continued)

(I)	Directors (continued)

Anthony K. K. Yeung, JP, Director (Age: 60)

Mr. Yeung has been a Director of the Company since 2004. He also serves as a member of each of the Company’s Audit Committee and Related Party Transactions Committee. He is the chairman of K. K. Yeung Management Consultants Ltd., Wall Street Resources Ltd. and Environmental International Limited. Furthermore, he is a managing partner of K. K. Yeung Partnership, Certified Public Accountants (Practising). He is also an independent non-executive director of publicly listed TeleEye Holdings Limited. Mr. Yeung is also appointed as Executive Committee member of CityU Professional Services Limited.

Mr. Yeung is a Practising Certified Public Accountant in Hong Kong and senior member of the accountancy professions, i.e. Fellow, Chartered Institute of Management Accountants; Fellow, Chartered Association of Certified Accountants; Fellow, Chartered Institute of Secretaries and Administrators; Fellow, Hong Kong Institute of Certified Public Accountants and Taxation Institute of Hong Kong.

Mr. Yeung is the vice chairman of the Hong Kong General Chamber of Commerce, the chairman of the Management Consultancies Association of Hong Kong, the chairman of the Trade and Industry Department Customer Liaison Group for Small and Medium Enterprises and also a committee member of Professional Services Advisory Committee of Trade Development Council.

Furthermore, Mr. Yeung is a member of the Small & Medium Enterprises Committee, the Labour Advisory Board, the Rehabilitation Advisory Committee and the Professional Services Development Assistance Scheme Vetting Committee and the Manpower Development Committee appointed by the Chief Executive of the Government of the HKSAR. He is also a member of the Election Committee of the Government of the HKSAR.

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by King Albert II of Belgians.

Notes:	(1)

Wheelock, Wharf and Wharf Communications Limited (“Wharf Communications”) (of which Mr. S. T. H. Ng is director) have interests in the share capital of the Company discloseable to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”).

	(2)	The Company confirms that it has received written confirmation from each of the Independent Non-executive Directors confirming their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), and the Company still considers the independent Non-executive Directors to be independent.

(II)	Senior management

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 53)

William J. H. Kwan, Chief Financial Officer (Age: 42)

Mr. William Kwan joined Hong Kong Cable Television Limited (“HKC”) in January 1994 and has been Director – Corporate Development since 2002. He was appointed Chief Financial Officer effective from January 1, 2006.

Ronald Y. C. Chiu, Executive Director – i-CABLE News Limited and i-CABLE Sports Limited (Age: 53)

Mr. Chiu joined Wharf Communications in 1991 as a member of the pre-licence consultant team. When HKC was awarded the licence in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002. He became an executive director of i-CABLE News Limited and i-CABLE Sports Limited in September 2005. Mr. Chiu is now responsible for operating channels of the Sports and News platform. Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

Vincent T. Y. Lam, Executive Director – HKC (Age: 55)

Mr. Lam joined Wharf Communications in 1992 as Vice President – Planning. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited (“iNL”), responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 2006, Mr. Lam became an executive director of HKC, responsible for strategic development and engineering, including technologies, services and regulatory development. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(A)	Biographical details of directors and senior managers etc. (continued)

(II)	Senior management (continued)

Benjamin W. S. Tong, Executive Director – HKC and i-CABLE WebServe Limited (Age: 56)

Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group’s high-speed Internet access service. He became an executive director of HKC and i-CABLE WebServe Limited in 2006 to take overall charge of the company’s Pay TV and Broadband subscription services. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

Siuming Y. M. Tsui (alias: Siuming Tsui), Executive Director – i-CABLE Entertainment Limited; Chief Operating Officer – i-CABLE Satellite Television Limited; President – Sundream Motion Pictures Limited (Age: 52)

Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of i-CABLE Satellite Television Limited, a subsidiary of the Company, to develop satellite television business and programme production in Mainland China. Mr. Tsui was an executive director, Programming Services of HKC from 2002 to 2005. He became an executive director of i-CABLE Entertainment Limited in September 2005. Mr. Tsui was principally responsible for programme development, production, distribution and transmission of channels of entertainment platform. Mr. Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president of Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

Samuel C. C. Tsang, General Manager – Hong Kong Cable Enterprises Limited and Hong Kong Cable News Express Limited (Age: 49)

Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the cable television licence in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international programme licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited (“HKCE”) when it was set up in 2000 to take over advertising sales of HKC. He became General Manager of both HKCE and Hong Kong Cable News Express Limited on March 1, 2005. Mr. Tsang has extensive experience in media and marketing, specialising in new business establishment in Mainland China and Hong Kong.

Simon K. K. Yu, Vice President, Network Operations – HKC (Age: 52)

Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC. He became Vice President, Network Operations of HKC in 2006 to take charge of operations of the company’s HFC & MMDS networks.

Garmen K. Y. Chan, Vice President – External Affairs (Age: 52)

Mr. Chan joined HKC in 1995 as external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Group. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

David C. T. Wong, Vice President – i-CABLE Enterprises Limited (Age: 51)

Mr. Wong joined the Group in May 2004 as Vice President of i-CABLE Enterprises Limited. He is responsible for formulating and implementing strategies for the Group in opening up cross-media business opportunities. Mr. Wong had over 20 years of journalistic experience and held various senior editorial and managerial positions in the Sing Tao Newspapers Group. Prior to joining the Group, Mr. Wong was Director-General of the Hong Kong Press Council – a self-regulatory body to promote professional ethics of the newspaper industry.

Felix W. K. Yip, Vice President – Human Resources, Administration & Audit (Age: 47)

Mr. Yip joined the Group in February 2005 as Vice President – Human Resources, Administration and Audit. He has a successful track record in Human Resources and Administration. He started his professional career with the Dairy Farm Group of companies. He next spent ten years in various positions with San Miguel Brewing International Limited, where he last held the position of General Manager – Human Resources & Administration, China Business Operations.

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(B)	Directors’ interests in shares

At December 31, 2005, Directors of the Company had the following beneficial interests, all being long positions, in the ordinary shares of the Company, of its parent company, namely, Wharf, and of a subsidiary of Wharf, namely, Harbour Centre Development Limited (“Harbour Centre”), and the percentages which the shares represented to the issued share capitals of the Company, Wharf and Harbour Centre respectively are also set out below:

	No. of shares (Percentage of issued capital)	Nature of interest
The Company
Mr. Stephen T. H. Ng	1,065,005 (0.0527)%	Personal interest
Mr. Samuel S. F. Wong (resigned on January 1, 2006)	3,000 (0.0001)%	Personal interest

Wharf
Mr. Stephen T. H. Ng	650,057 (0.0266)%	Personal interest

Harbour Centre
Mr. F. K. Hu	50,000 (0.0159)%	Corporate interest

Note:	The 50,000 shares regarding “Corporate Interest” in which Mr. F. K. Hu was taken to be interested as stated above was the interest held by a corporation in general meetings of which Mr. Hu was either entitled to exercise (or was taken under Part XV of the SFO to be able to exercise) or control the exercise of one-third or more of the voting power.

Set out below are particulars of interests (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company held by Directors of the Company during the financial year (no movement in such options recorded during the year):

Name of Director		Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding throughout the year		Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
Mr. Stephen T. H. Ng	(i)	08/02/2000	1,500,000		01/04/2001 to 31/12/2009	10.49	10
	(ii)	19/02/2001	700,000 (see Note below	)	01/07/2002 to 31/12/2005	3.30	10
Mr. Samuel S. F. Wong	(i)	18/02/2000	700,000		01/04/2001 to 31/12/2009	10.49	10
	(ii)	19/02/2001	241,500 (see Note below	)	01/07/2003 to 31/12/2005	3.30	10

Note:	The options granted on February 19, 2001 covering 700,000 shares and 241,500 shares against the names of Mr. Stephen T. H. Ng and Mr. Samuel S. F. Wong respectively as stated above expired on December 31, 2005.

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(B)	Directors’ interests in shares (continued)

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Stock Exchange pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Issuers:

(i)	there were no interests, both long and short positions, held as at December 31, 2005 by any of the Directors or Chief Executive of the Company in shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO); and

(ii)	there existed during the financial year no rights to subscribe for any shares, underlying shares or debentures of the Company which were held by any of the Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

(C)	Substantial shareholders’ interests

Given below are the names of all parties which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company as at December 31, 2005, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at that date as recorded in the register kept by the Company under section 336 of the SFO (the “Register”) and the percentages which the shares represented to the issued share capital of the Company:

	Names	No. of ordinary shares (Percentage of issued capital)
(i)	Wharf Communications Limited	1,480,505,171 (73.32)%
(ii)	The Wharf (Holdings) Limited	1,480,505,171 (73.32)%
(iii)	WF Investment Partners Limited	1,480,505,171 (73.32)%
(iv)	Wheelock and Company Limited	1,481,442,626 (73.37)%
(v)	HSBC Trustee (Guernsey) Limited	1,481,442,626 (73.37)%
(vi)	Marathon Asset Management Limited	121,332,000 (6.01)%

Note:	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv) and (iv) in (v).

All the interests stated above represented long positions and as at December 31, 2005, there were no short position interests recorded in the Register.

(D)	Retirement scheme and mandatory provident fund

The principal retirement scheme operated by the Group is a defined contribution retirement scheme for its employees, established under a trust deed. Other fellow subsidiaries of the Group also participate in the scheme.

The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums which represent percentages of the employees’ salaries as defined under the trust deed. Forfeited contributions may be utilised by the employers to reduce contributions.

The Group’s principal retirement scheme is closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits.

Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority. The Group will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(D)	Retirement scheme and mandatory provident fund (continued)

The Group’s retirement scheme costs before capitalisation and charged to the profit and loss account during the year ended December 31, 2005 amounted to HK$18,755,121 (2004: HK$18,389,059) which were incurred after utilisation of forfeitures to reduce the Group’s contributions of HK$2,292,243 (2004: HK$1,735,772).

Note:	The total employers’ cost in respect of the retirement scheme of the Group, including the cost related to the MPF which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2005 amounted to HK$31,870,567 (2004: HK$29,997,877).

(E)	Share option scheme (the “Scheme”) of the company

(I)	Summary of the Scheme

(a)	Purpose of the Scheme:

To recognise employees’ effort and contributions to the Group’s successful business achievements.

(b)	Participants of the Scheme:

Any employee in the full time employment of the Group and any Executive Director of the Group approved by the Board of Directors.

(c) (i)	Total number of ordinary shares of HK$1 each in the capital of the Company (the “Shares”) available for issue under the Scheme as at December 31, 2005:

196,689,040

(ii)	Percentage of the issued share capital that it represents as at December 31, 2005:

9.74%

(d)	Maximum entitlement of each participant under the Scheme as at December 31, 2005:

No option may be granted to any one employee which if exercised in full would result in the total number of Shares already issued and issuable to him under all the options previously granted to him and of Shares issuable to that employee under the proposed option exceeding 25% of the maximum aggregate number of Shares in the capital of the Company in respect of which options may at that time be granted under the Scheme.

(e)	Period within which the Shares must be taken up under an option:

Employees Share Option Plan (“ESOP”)

For ESOP 1	:	From April 1, 2001 to December 31, 2009.
For ESOP 3	:	From July 1, 2002 to December 31, 2005.
For a grant in 2002	:	From January 1, 2004 to December 31, 2005.

(f)	Minimum period for which an option must be held before it can be exercised:

For ESOP 1:

(i)	The first 20% of the entitlement – on or after April 1, 2001;

(ii)	The next 40% of the entitlement – on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million; and

(iii)	The remaining 40% entitlement – on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million.

For ESOP 3 (expired on December 31, 2005):

(i)	The first 30% of the entitlement – on or after July 1, 2002;

(ii)	The next 30% of the entitlement – on or after July 1, 2003; and

(iii)	The remaining 40% of the entitlement – on or after July 1, 2004.

For a grant in 2002 (expired on December 31, 2005):

(i)	The first 50% of the entitlement – on or after January 1, 2004; and

(ii)	The remaining 50% of the entitlement – on or after January 1, 2005

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(E)	Share option scheme (the “Scheme”) of the company (continued)

(g)	(i) Price payable on application or acceptance of the option:

    HK$10

(ii)  The period within which payments or calls must or may be made or loans of such purposes must be repaid:

28 days after the offer date of an option.

(h)	Basis of determining the exercise price:

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i)	the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and

(ii)	the average closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

(i)	the remaining life of the Scheme:

4 years

(II)	Details of share options granted

Details of share options granted to a Director of the Company are set out in section (B) above.

Set out below are particulars and movements during the financial year of the Company’s outstanding share options which were granted to approximately 1,700 employees (two of them being Directors of the Company), all working under employment contracts that are regarded as “continuous contracts” for the purposes of the Employment Ordinance and are participants with options not exceeding the respective individual limits:

	Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at January 1, 2005	No. of ordinary shares represented by options lapsed/expired during the financial year	No. of ordinary shares represented by unexercised options outstanding as at December 31, 2005	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)
(i)	08/02/2000	15,640,000	(480,000)	15,160,000	01/04/2001 to 31/12/2009	10.49
(ii)	19/02/2001	11,691,600	(11,691,600)	—	01/07/2002 to 31/12/2005	3.30
(iii)	09/10/2002	380,000	(380,000)	—	01/01/2004 to 31/12/2005	3.30

		27,711,600	(12,551,600)	15,160,000

To the extent that the share options per (ii) and (iii) above did not lapse before the end of the year ended December 31, 2005, such share options expired on December 31, 2005. Except as disclosed above, no other share option of the Company was issued, exercised, cancelled, lapsed or expired throughout the financial year.

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(F)	Directors’ interests in competing business

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Hong Kong Stock Exchange.

One Director of the Company, namely, Mr. S. T. H. Ng, being also a director of WTT, a wholly-owned subsidiary of Wharf, is considered as having an interest in WTT under paragraph 8.10 of the Listing Rules.

Part of the communications businesses carried on by WTT constitutes a competing business of the Group.

WTT currently holds a FTNS licence to provide, inter alia, local and international telecommunications services. WTT is therefore a potential competitor of the Group for the provision of data services at present and voice services in future.

In order to protect the interests of the Group, prior to the date of listing of shares of the Company on the Hong Kong Stock Exchange, each of Wharf and Wharf Communications has covenanted with the Company, subject to certain conditions, not to, and to use its best endeavours to procure that none of the directly or indirectly held subsidiaries (including WTT) and associated companies of Wharf will, either alone or jointly with any other party, directly and indirectly carry on, or be engaged or concerned or interested in or assist, any business in Hong Kong which would compete directly or indirectly with the Pay TV and Internet access businesses of the Group from time to time.

The Group considers that its interests in the relevant sector of its communications businesses is adequately safeguarded and the Group is capable of carrying on its communications businesses independently of WTT.

For further safeguarding of the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, inter alia, that the Group’s communications businesses are and continue to be run on the basis that they are independent of, and at arm’s length from, that of the Wharf group.

(G)	Major customers and suppliers

For the year ended December 31, 2005:

(I)	the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group’s five largest suppliers represented less than 30% of the Group’s total purchases; and

(II)	the aggregate amount of turnover attributable to the Group’s five largest customers represented less than 30% of the Group’s total turnover.

(H)	Bank loans, overdrafts and other borrowings

The Group did not have any bank loans, overdrafts or other borrowings at December 31, 2005.

(I)	Interest capitalised

No interest was capitalised by the Group during the financial year.

(J)	Purchase, sale or redemption of shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

(K)	Public float

Based on information that is publicly available to the Company and within the knowledge of the directors as at the date of this report, the Company has maintained the prescribed public float under the Listing Rules throughout the year ended 31st December, 2005.

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(L)	Disclosure of connected transactions

(I)	Sales and servicing agency in respect of Pay TV, Broadband Internet and telephony services provided between the Wharf Group and i-CABLE Group

During the financial year ended December 31, 2005, an agreement (the “Agreement”) was entered into on April 7, 2005 between three parties, namely, Hong Kong Cable Television Limited (“HKC”) and i-CABLE WebServe Limited (“iWL”), both wholly-owned subsidiaries of the Company, and also Wharf T&T Limited (“WTT”), a wholly-owned subsidiary of Wharf, in respect of the provision of sales and agency services in respect of Pay TV, Broadband Internet and telephony services (the “Service”) mutually provided to each other between the parties which will act as the other parties’ non-exclusive sales and servicing agent for one or more service plans (the “Service Plans”). The services to be provided by a party, acting in the capacity as the sales and servicing agent, to the others include the marketing and solicitation of subscriptions; order provision and installation and the provision of billing and first tier customer support services to subscribers for thirty three months commencing from April 1, 2005. Since the Company is a 73.32%-owned subsidiary of Wharf, the transaction constitutes a continuing connected transaction for the Company under the Listing Rules.

For each subscription agreement for the Service Plans solicited by a party for the others, the other parties (whose Services form part of the Service Plans) will each pay to the soliciting party a one-off payment of HK$120 in the month of sale and a monthly sum of HK$20 for the contractual term of the relevant subscription contract, or in the absence of which, a period of 12 months. The said service fee may from time to time be negotiated and varied by the parties on an arm’s length basis having regard to the then prevailing market conditions and the necessary resources which the parties are required to commit to the said agency services. The parties have agreed to adopt an annual cap amount for the aggregate annual service fees payable by WTT to, or receivable by WTT from, HKC and iWL under the Agreement for each of the three financial years of the Company ending December 31, 2005, 2006 and 2007. Such annual cap amounts for those three financial years are HK$33.1 million, HK$47 million and HK$50 million respectively.

(II)	Set out below is information in relation to certain connected transactions (the “Connected Transactions”) between the Company (the Company being a 73.32% owned subsidiary of The Wharf (Holdings) Limited (“Wharf”)) and/or its subsidiaries (together, the “Group”) with other members of the Wharf group (together, the “Wharf Group”), which were substantially disclosed in the press announcements of the Company dated August 29, 2000, August 14, 2001, January 2, 2002, October 19, 2004 and April 8, 2005:

Description of the Connected Transactions			Amount paid/received for the year ended December 31, 2005 HK$ million
(a)	Property
	1.	Headquarters leased from the Wharf Group
		Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and	27.0
		2/F, units 1-7 on 40/F, storeroom 3 on the roof top, various car-parking
		and lorry-parking spaces and units 1, 2 and 4 on G/F of Cable TV Tower,
		9 Hoi Shing Road, Tsuen Wan, New Territories (“Cable TV Tower”)

	2.	Licences granted to the Wharf Group to occupy premises
		(i) Northern portion of 12/F of Cable TV Tower	1.2
		(ii) Parts of 9/F and of 12/F of Cable TV Tower	2.5

	3.	Licences granted by the Wharf Group to occupy premises
		(i) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II	0.1
		Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories
		(ii) Unit D, 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay, Kowloon	1.0

	4.	Car-parking spaces rented from the Wharf Group
		Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories	1.4

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(L)	Disclosure of connected transactions (continued)

Description of the Connected Transactions	Amount paid/received for the year ended December 31, 2005 HK$ million

(b) Computer services
1. Information technology services provided by the Wharf Group	18.9

2. Billing services provided by the Wharf Group	6.8

(c) Network
1. Maintenance and sharing of ducts, cables and ancillary equipment provided to the Wharf Group	21.6

2. Telecommunications services provided by the Wharf Group	21.8

3. Project management services provided to the Wharf Group	6.1

4. Multi-party arrangements for the construction, the sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong:
(i) Amount paid by the Group	1.0
(ii) Amount received by the Group	4.0

(d) Advertising services
1. Advertising services provided by the Wharf Group	Nil

2. Advertising services provided to the Wharf Group	0.1

(e) Management services provided by the Wharf Group	12.6

(f) Video link service provided by the Wharf Group	2.4

(g) Internet Protocol Network point-of-presence service provided to the Wharf Group	20.8

(h) Sales and servicing agency in respect of Pay TV, Broadband Internet and telephony services provided between the Wharf Group and i-CABLE Group:
(i) Amount paid by the Group	2.7
(ii) Amount received by the Group	11.8

(III)	Conditional waivers granted by the Hong Kong Stock Exchange

All of the above Connected Transactions are and will continue to be conducted on an ongoing basis. It is considered that for some of such Connected Transactions, strict compliance with the relevant requirements (the “Requirements”) relating to the Listing Rules would be impractical. On application by the Company, the Hong Kong Stock Exchange granted to the Company conditional waivers from strict compliance with the Requirements in respect of some of the Connected Transactions, namely, (II)(a) to (II)(f) above.

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(L)	Disclosure of connected transactions (continued)

(IV)	Confirmation from the Directors

The Directors, including the independent non-executive Directors, of the Company have reviewed the Connected Transactions and have confirmed that:

1.	the Connected Transactions were entered into:

(a)	by the Group in the ordinary and usual course of its business;

(b)	either on normal commercial terms or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than those available to or from (as appropriate) independent third parties; and

(c)	in accordance with the relevant agreements governing such Connected Transactions on terms that are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

2.	in respect of each of the Connected Transactions mentioned above in paragraphs numbered (a)1, (a)2(i), (a)3(i), (a)4, (b)1, (b)2, (c)1, (c)2, (c)3, (c)4(i), (c)4(ii), (d)2 and (e), the aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2005 of the Company was less than 2.5% in respect of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount previously prescribed by the Hong Kong Stock Exchange (as set out in the relevant conditional waiver granted to the Company in January 2002), i.e. 3% of the Group’s consolidated net tangible assets as disclosed in the Company’s audited consolidated accounts for the year ended December 31, 2004;

3.	in respect of each of the Connected Transactions mentioned above in paragraphs numbered (a)2(ii), (a)3(ii) and (d)1, the aggregate amount of fees paid for the financial year ended December 31, 2005 in respect of each of such category was less than 2.5% in respect of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount of HK$10 million previously prescribed by the Hong Kong Stock Exchange as set out in the relevant conditional waiver granted to the Company in October 2001;

4.	in respect of the Connected Transaction mentioned above in paragraph numbered (f), the amount paid for the financial year ended December 31, 2005 was less than 2.5% in respect of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount (as previously prescribed by the Hong Kong Stock Exchange and as set out in the relevant conditional waiver granted to the Company in October 2000) of 1% of the Group’s turnover for the immediately preceding year;

Furthermore, the auditors of the Company have advised the following:

1.	the Connected Transactions had been approved by the Company’s Board of Directors;

2.	where applicable, those Connected Transactions which involved provisions of goods or services by the Group are in accordance with the pricing policies of the Group;

3.	nothing came to the attention of the auditors of the Company that caused them to believe that the Connected Transactions were not entered into in accordance with the terms of the related agreements governing the Connected Transactions, or, where there was no agreement, on terms no less favourable than those for similar transactions undertaken by the Group with independent third parties where available; and

4.	the relevant cap amounts have not been exceeded during the year ended December 31, 2005.

Note:	Certain particulars of the related party transactions entered into by the Group during the year under review have been disclosed in Note 34 to the Accounts on page 79. Those related party transactions also constitute connected transactions (as defined in the Listing Rules) for the Company.

Report of the Auditors

To the shareholders of i-CABLE Communications Limited

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 42 to 81 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company’s and the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2005 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, March 2, 2006

Consolidated Profit and Loss Account

For the year ended December 31, 2005

	Note	2005 HK$’000	2004 HK$’000
Turnover	3, 4	2,440,732	2,371,727

Programming costs		(863,714)	(790,575)
Network and other operating expenses		(397,550)	(380,584)
Selling, general and administrative expenses		(419,328)	(372,738)

Profit from operations before depreciation		760,140	827,830

Depreciation	5	(480,589)	(532,113)

Profit from operations	4	279,551	295,717

Interest income	5	3,335	24
Finance costs	5	(134)	(238)
Impairment loss on investment	5	(1,500)	—
Non-operating income	6	804	1,499

Profit before taxation	5	282,056	297,002

Income tax benefit/(expense)	7(a)	300,398	(12,665)

Profit attributable to equity shareholders of the Company	10	582,454	284,337

Dividends payable to equity shareholders attributable to the year	11
Interim dividend declared during the year		70,673	60,577
Final dividend proposed after the balance sheet date		100,962	90,866

		171,635	151,443

Earnings per share
Basic	12	28.8 cents	14.1 cents
Diluted	12	28.8 cents	14.1 cents

The notes on pages 47 to 81 form part of these accounts.

Consolidated Balance Sheet

At December 31, 2005

	Note	2005 HK$’000	2004 HK$’000
Non-current assets
Property, plant and equipment	13	1,838,336	2,050,787
Programming library	14	142,856	127,311
Deferred tax assets	28(b)	434,266	108,963
Other financial assets	15	8,225	9,725

		2,423,683	2,296,786

Current assets
Inventories	18	12,348	16,195
Accounts receivable from trade debtors	19	149,521	118,237
Deposits, prepayments and other receivables	19	144,314	116,119
Amounts due from fellow subsidiaries	20	12,669	1,416
Amount due from immediate holding company	25	—	320
Cash and cash equivalents	21	351,892	115,013

		670,744	367,300

Current liabilities
Amounts due to trade creditors	22	70,466	109,302
Accrued expenses and other payables	22	392,951	354,024
Receipts in advance and customers’ deposits	22	213,372	220,564
Current taxation	28(a)	51	12,022
Amounts due to fellow subsidiaries	24	39,936	31,572
Amount due to immediate holding company	25	83	—

		716,859	727,484

Net current liabilities		(46,115)	(360,184)

Total assets less current liabilities		2,377,568	1,936,602

Non-current liabilities
Deferred tax liabilities	28(b)	129,201	108,963

NET ASSETS		2,248,367	1,827,639

Capital and reserves	27
Share capital		2,019,234	2,019,234
Reserves		229,133	(191,595)

TOTAL EQUITY		2,248,367	1,827,639

The notes on pages 47 to 81 form part of these accounts.

Approved and authorised for issue by the Board of Directors on March 2, 2006.

Stephen T. H. Ng	Fa Kuang Hu
Chairman and Chief Executive Officer	Director and Chairman of the Audit Committee

Company Balance Sheet

At December 31, 2005

	Note	2005 HK$’000	2004 HK$’000
Non-current assets
Investments in subsidiaries	16	12	12
Amounts due from subsidiaries	17	8,190,145	7,887,680

		8,190,157	7,887,692

Current assets
Prepayments and other receivables	19	654	799
Amount due from immediate holding company	25	—	702
Cash and cash equivalents	21	1,049	495

		1,703	1,996

Current liabilities
Accrued expenses and other payables	22	4,229	3,241
Amounts due to subsidiaries	23	15,249	628,546
Amounts due to fellow subsidiaries	24	6,133	5,923
Amount due to immediate holding company	25	46	—

		25,657	637,710

Net current liabilities		(23,954)	(635,714)

NET ASSETS		8,166,203	7,251,978

Capital and reserves	27
Share capital		2,019,234	2,019,234
Reserves		6,146,969	5,232,744

TOTAL EQUITY		8,166,203	7,251,978

The notes on pages 47 to 81 form part of these accounts.

Approved and authorised for issue by the Board of Directors on March 2, 2006.

Stephen T. H. Ng	Fa Kuang Hu
Chairman and Chief Executive Officer	Director and Chairman of the Audit Committee

Statements of Changes in Equity

For the year ended December 31, 2005

			Reserves
	Note	Share capital HK$’000	Share premium HK$’000	Special capital reserve HK$’000	Exchange reserve HK$’000	Revenue reserve HK$’000	Total reserves HK$’000	Total HK$’000
Group
Balance at January 1, 2004*		2,019,234	4,838,365	—	—	(5,172,951)	(334,586)	1,684,648
Profit for the year		—	—	—	—	284,337	284,337	284,337
Dividend approved in respect of the previous year	11(b)	—	—	—	—	(80,769)	(80,769)	(80,769)
Dividend declared in respect of the current year	11(a)	—	—	—	—	(60,577)	(60,577)	(60,577)
Transfer to special capital reserve	27	—	—	3,345	—	(3,345)	—	—

Balance at December 31, 2004*		2,019,234	4,838,365	3,345	—	(5,033,305)	(191,595)	1,827,639
Profit for the year		—	—	—	—	582,454	582,454	582,454
Dividend approved in respect of the previous year	11(b)	—	—	—	—	(90,866)	(90,866)	(90,866)
Dividend declared in respect of the current year	11(a)	—	—	—	—	(70,673)	(70,673)	(70,673)
Translation of foreign subsidiaries’ accounts		—	—	—	(187)	—	(187)	(187)
Transfer to special capital reserve	27	—	—	4,579	—	(4,579)	—	—

Balance at December 31, 2005*		2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367

Company
Balance at January 1, 2004		2,019,234	4,838,365	—	—	458,405	5,296,770	7,316,004
Profit for the year	10	—	—	—	—	77,320	77,320	77,320
Dividend approved in respect of the previous year	11(b)	—	—	—	—	(80,769)	(80,769)	(80,769)
Dividend declared in respect of the current year	11(a)	—	—	—	—	(60,577)	(60,577)	(60,577)

Balance at December 31, 2004		2,019,234	4,838,365	—	—	394,379	5,232,744	7,251,978
Profit for the year	10	—	—	—	—	1,075,764	1,075,764	1,075,764
Dividend approved in respect of the previous year	11(b)	—	—	—	—	(90,866)	(90,866)	(90,866)
Dividend declared in respect of the current year	11(a)	—	—	—	—	(70,673)	(70,673)	(70,673)

Balance at December 31, 2005		2,019,234	4,838,365	—	—	1,308,604	6,146,969	8,166,203

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

The notes on pages 47 to 81 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended December 31, 2005

	Note	2005 HK$’000	2004 HK$’000
Operating activities
Profit before taxation		282,056	297,002

Adjustments for:
Finance costs	5	134	238
Interest income	5	(3,335)	(24)
Dividend received from investment in equity securities	5	(3,833)	—
Depreciation	5	480,589	532,113
Amortisation of programming library	5	79,624	92,860
Impairment loss on investment in equity securities	5	1,500	—
Impairment loss on property, plant and equipment	5	6,585	3,824
Gain on disposal of property, plant and equipment	6	(804)	(1,499)

Operating profit before changes in working capital		842,516	924,514

Decrease in inventories		10,383	9,135
Increase in accounts receivable from trade debtors		(31,284)	(6,183)
Increase in deposits, prepayments and other receivables		(33,001)	(29,967)
(Increase)/decrease in amounts due from fellow subsidiaries		(11,253)	2,037
(Decrease)/increase in amounts due to trade creditors		(15,995)	32,336
Increase/(decrease) in accrued expenses and other payables		29,623	(12,492)
Decrease in receipts in advance and customers’ deposits		(7,192)	(21,189)
Increase in amounts due to fellow subsidiaries		8,364	10,966
Net change in amount due from/(to) immediate holding company		403	(620)

Cash generated from operations		792,564	908,537

Interest received		3,213	24
Interest paid		(134)	(238)
Hong Kong profits tax paid		(11,586)	(131,639)
Overseas tax paid		(126)	(59)

Net cash generated from operating activities		783,931	776,625

Investing activities
Purchase of property, plant and equipment		(286,002)	(459,036)
Additions to programming library		(104,976)	(95,357)
Dividend income received from investment in equity securities		3,833	—
Proceeds from sale of property, plant and equipment		1,889	5,161

Net cash used in investing activities		(385,256)	(549,232)

Financing activities
Dividends paid to equity shareholders of the Company		(161,476)	(141,295)

Net cash used in financing activities		(161,476)	(141,295)

Net increase in cash and cash equivalents		237,199	86,098

Effect of foreign exchange rate changes		(320)	—

Cash and cash equivalents at January 1		115,013	28,915

Cash and cash equivalents at December 31	21	351,892	115,013

The notes on pages 47 to 81 form part of these accounts.

Notes to the Accounts

Notes to the Accounts

1.	Significant accounting policies

(a)	Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these accounts is provided in Note 2.

(b)	Basis of preparation of the accounts

The consolidated accounts for the year ended December 31, 2005, comprise the Company and its subsidiaries (together referred to as the “Group”).

The measurement basis used in the preparation of the accounts is the historical cost basis except for certain available-for-sale equity securities which are stated at their fair value (see Note 1(q)).

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the accounts and estimates with a significant risk of material adjustment in the next year are discussed in Note 36.

(c)	Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern their financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts from the date that control commences until the date the control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see Note 1(r)).

1.	Significant accounting policies (continued)

(d)	Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the balance sheets and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in profit or loss when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see Note 1(r)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in profit or loss.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f)	Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (see Note 1(r)). The cost of self-constructed items of property, plant and equipment includes materials, labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of overheads and borrowing costs (see Note 1(l)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated on a straight-line basis to write off the cost less their estimated residual value, if any, of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is calculated on a straight-line basis to write off the costs, less the estimated residual value, if any, of other assets at rates determined by the estimated useful lives ranging from two to 40 years.

The principal annual depreciation rates used are as follows:

Network, decoders, cable modems and television production systems	5% to 50%

Furniture, fixtures, other equipment and motor vehicles	10% to 33.33%

Buildings situated on leasehold land*	Higher of 2.5% or percentage to amortise the asset cost over the unexpired term of land leases

Leasehold improvements	8.33%

Notes to the Accounts (continued)

1.	Significant accounting policies (continued)

(f)	Property, plant and equipment and depreciation (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Under certain circumstances, the Group may have an obligation to dismantle part of its network upon request by concerned parties. Owing to the absence of such history, no reliable estimate can be reasonably made in respect of such potential obligation.

*	This represents units in industrial and commercial buildings which the Directors consider impracticable to split the cost into land and buildings.

(g)	Programming costs

(i)	Programming library

Programming library consists of presentation rights for commissioned programmes and acquired programmes for showing on the Group’s television channels, and commissioned programmes and films for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and any impairment losses (see Note 1(r)). Amortisation is charged to profit or loss on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred.

Commissioned programmes and films for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortised cost or net realisable value. Costs are amortised on an individual programme/film basis in the ratio of the current year’s gross revenues to management’s forecast of the total ultimate gross revenues from all sources.

(ii)	Live programmes

Live programmes consist of third party feed programmes and are charged to profit or loss upon telecast of the programmes. Payments made in advance or in arrears of programme cost recognition are recorded as prepayments or accruals, as appropriate.

(iii)	In-house developed programmes

In-house developed programmes consist primarily of news, documentary and general entertainment programmes with short lead-time from production to telecast. The costs of in-house developed programmes are accordingly recognised as expenses in the period in which they are incurred.

(iv)	Film rights and perpetual film rights

Film rights generated by the Group or perpetual film rights acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses (see Note 1(r)). Costs less provision for impairment losses represent the carrying value transferred from films in progress upon completion or the purchase price of the perpetual film rights, and are amortised at rates calculated to write off the costs in proportion to the expected revenues from exhibition, the reproduction and distribution of audio visual products, the licensing of video rights and other broadcast rights following their release. Such rates are subject to annual review by the directors.

(v)	Films in progress

Films in progress are stated at cost less any provision for impairment losses (see Note 1(r)). Costs include all direct costs associated with the production of films. Provisions are made for costs which are in excess of the expected future revenue generated by these films. The balance of film production costs payable at year-end is disclosed as commitments. Costs of films are transferred to film rights upon completion.

(h)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined by the Group based on the expected replacement cost of the inventories net of provision for obsolescence.

1.	Significant accounting policies (continued)

(i)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (See Note 1(r)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see Note 1(r)).

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(k)	Revenue recognition

Revenue is recognised in profit or loss provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably as follows:

(i)	Income from the provision of subscription television services, Internet services, and Internet Protocol Point wholesale services is recognised at the time when the services are provided.

(ii)	Installation fees are recognised upon completion of the related installation work to the extent of direct selling costs.

(iii)	Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognised in accordance with the accounting policies set out in Notes 1(k)(i) and (ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognised evenly over the term of the service period.

(iv)	Advertising income net of agency deductions is recognised on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognised evenly over the contract period.

(v)	Programme licensing income is recognised in full upon delivery of the programmes concerned in accordance with the terms of the licence contracts, and is stated net of withholding tax.

(vi)	Rental income receivable under operating leases is recognised in profit or loss in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(vii)	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

(viii)	Interest income is recognised as it accrues using the effective interest method.

(l)	Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

Notes to the Accounts (continued)

1.	Significant accounting policies (continued)

(m)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

1.	Significant accounting policies (continued)

(n)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognized in profit or loss as an integral part of the aggregate net lease payments made.

(o)	Foreign currency translation

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after January 1, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before January 1, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(p)	Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(q)	Investments in equity securities

The Group’s and the Company’s policies for investments in equity securities, other than investments in subsidiaries, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see Note 1(r)).

Other investments in securities are classified as available-for-sale securities and are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except for impairment losses (see Note 1(r)) and, in the case of monetary items such as foreign exchange gains and losses which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group and/or the Company commits to purchase/sell the investments or they expire.

Notes to the Accounts (continued)

1.	Significant accounting policies (continued)

(r)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

•	For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

•	For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

•	For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

•	Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, any impairment loss previously recognised no longer exists or may have decreased:

•	property, plant and equipment;

•	investments in subsidiaries;

•	programming library; and

•	goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

1.	Significant accounting policies (continued)

(r)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

•	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(s)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(t)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise non-domestic television services and film and programme licensing business, financial and corporate assets, tax balances and corporate and financing expenses.

(u)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Notes to the Accounts (continued)

1.	Significant accounting policies (continued)

(v)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group, except to the extent that they are included in the cost of property, plant and equipment not yet recognised as an expense.

(ii)	Share-based payments

The Group has taken advantage of the transitional provisions of HKFRS 2 in respect of equity-settled share-based payments, as all of the Group’s existing share options were granted to employees on or before November 7, 2002 and there have not been any modifications to the terms or conditions of such grants since the effective date of HKFRS 2, January 1, 2005. Accordingly, no employee benefit cost or obligation was recognised in these accounts.

The fair value of any future share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using an option-pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to the revenue reserve).

To the extent that any modifications to the terms and conditions on which the existing share options were granted, including cancellations and settlements, the effects of any such modifications that increase the total fair value of the share-based payment arrangements or are otherwise beneficial to the employees, will be recognised in accordance with the provisions of HKFRS 2.

(w)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see Note 1(x)).

(x)	Hedging

(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expense is recognised).

1.	Significant accounting policies (continued)

(x)	Hedging (continued)

(i)	Cash flow hedges (continued)

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

2.	Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005.

The accounting policies of the Group and/or Company after the adoption of these new and revised HKFRSs have been summarized in Note 1. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these accounts.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 37).

(a)	Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group has adopted a new policy for employee share options. Under the new policy, the Group recognises the fair value of such share options as an expense with a corresponding increase recognised in a capital reserve within equity. Further details of the new policy are set out in Note 1(v).

The Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to the Group’s existing employee share options as at January 1, 2004, December 31, 2004 and December 31, 2005 as all such options were granted to employees on or before November 7, 2002.

No adjustments to the opening balances as at January 1, 2004 or the accounts for the year ended December 31, 2004 and 2005 are required as all options were granted on or before November 7, 2002 and there have not been any modifications to the terms or conditions of any grants. Accordingly, HKFRS 2 has been applied prospectively to new grants since January 1, 2005 or to unvested options existing as at January 1, 2005 of which terms and conditions have been modified. There were no share options granted or modifications to any existing share options during the year ended December 31, 2005. Details of the employee share option scheme are set out in Note 26.

Notes to the Accounts (continued)

2.	Changes in accounting policies (continued)

(b)	Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

(i)	Amortisation of goodwill

In prior years:

•	positive or negative goodwill which arose prior to January 1, 2001 was taken directly to reserves at the time it arose, and was not recognised in the profit and loss account until disposal or impairment of the acquired business;

•	positive goodwill which arose on or after January 1, 2001 was amortised on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment; and

•	negative goodwill which arose on or after January 1, 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the profit and loss account as those expected losses were incurred.

With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. Under the new policy, the Group no longer amortises positive goodwill but tests it at least annually for impairment. Also with effect from January 1, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in profit or loss as it arises. Further details of these new policies are set out in Note 1(e).

The new policy in respect of the amortisation of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3.

The Group has taken advantage of the transitional arrangements under HKFRS 3, in accordance with which goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before January 1, 2001) will not be recognised in profit or loss on disposal or impairment of the acquired business, or under any other circumstances.

The change in policy relating to positive and negative goodwill had no effect on the accounts as there were no business combinations during the year ended December 31, 2005 and there was no negative goodwill deferred as at December 31, 2004.

(c)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from January 1, 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments to those as set out in Notes 1(i), (q), (s), (w) and (x).

(i)	Investments in equity securities

In prior years, non-trading securities were stated in the balance sheet at fair value. Changes in fair value were recognised in the investment revaluation reserve until the security was sold, collected, or otherwise disposed of, or until there was objective evidence that the security was impaired, at which time the relevant cumulative gain or loss would be transferred from the investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments would be reversed when the circumstances and events that led to the impairment ceased to exist and there was persuasive evidence that the new circumstances and events would persist for the foreseeable future.

Trading securities were stated in the balance sheet at fair value, with changes in fair value recognised in the profit and loss account as they arose.

With effect from January 1, 2005, and in accordance with the transitional provisions of HKAS 39, the Group’s non-trading securities and trading securities are redesignated as available-for-sale securities and financial assets at fair value through profit or loss, respectively, and carried at fair value. There are no material adjustments arising from the adoption of the new policies for the Group’s securities. Further details of the new policies are set out in Note 1(q).

2.	Changes in accounting policies (continued)

(c)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement) (continued)

(ii)	Derivative financial instruments

In prior years, derivative financial instruments entered into by management to hedge the foreign currency risk of a committed future transaction were recognised on an accruals basis with reference to the timing of recognition of the hedged transaction.

With effect from January 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any other changes in fair value of the derivatives are recognised in profit or loss. Further details of the new policies are set out in Notes 1(w) and (x). The Group did not enter into any derivative financial instruments during 2005.

(d)	Retranslation of goodwill on consolidation of a foreign operation (HKAS 21, The effects of changes in foreign exchange rates)

In prior years, goodwill arising on the acquisition of a foreign operation was translated at the exchange rates ruling at the transaction dates.

With effect from January 1, 2005, in order to comply with HKAS 21, the Group has changed its accounting policy relating to retranslation of goodwill. Under the new policy, any goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and is retranslated at exchange rates ruling at the balance sheet date, together with the retranslation of the net assets of the foreign operation. Further details of the new policy are set out in Note 1(o).

In accordance with the transitional provisions in HKAS 21, this new policy has not been adopted retrospectively and is only applied to acquisitions occurring on or after January 1, 2005. As the Group has not acquired any new foreign operations since that date, the change in policy has had no impact on the accounts for the year ended December 31, 2005.

(e)	Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties as disclosed in Note 1(p) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party disclosures, still been in effect.

3.	Turnover

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 16 to the accounts.

Turnover comprises principally subscription and related fees for Pay television and Internet services, Internet Protocol Point wholesale services and also includes equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, channel distribution fees, television relay service income, programme licensing income, fibre network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, portal and mobile content service income, television magazine sales, late payment charges to subscribers and other related income.

Notes to the Accounts (continued)

4.	Segment information

The Pay television segment includes operations related to the Pay television subscription business, advertising, channel carriage, television relay service, programme licensing, network maintenance, project management service, and miscellaneous Pay television related businesses.

The Internet and multimedia segment includes operations related to the Broadband Internet access service, dial-up business, portal subscription, mobile content licensing, VoIP interconnection as well as other Internet access related businesses.

Business segments

	Segment revenue		Segment result
	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,884,379	1,888,448	336,797	468,868
Internet and multimedia	558,084	480,574	77,676	(44,227)
Unallocated	13,311	6,133	(134,922)	(128,924)
Inter-segment elimination	(15,042)	(3,428)	—	—

	2,440,732	2,371,727

Profit from operations			279,551	295,717
Interest income			3,335	24
Finance costs			(134)	(238)
Impairment loss on investment			(1,500)	—
Income tax benefit/(expense)			300,398	(12,665)
Non-operating income			804	1,499

Profit attributable to equity shareholders of the Company			582,454	284,337

	Segment assets		Segment liabilities
	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,560,187	1,578,387	529,555	527,595
Internet and multimedia	705,584	803,767	133,953	151,504

	2,265,771	2,382,154	663,508	679,099

Unallocated assets/liabilities	828,656	281,932	182,552	157,348

	3,094,427	2,664,086	846,060	836,447

Other information

	Additions to property, plant and equipment		Additions to programming library		Depreciation		Amortisation		Impairment loss on property, plant and equipment
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	174,033	243,330	67,484	65,358	259,977	279,263	73,549	84,822	4,353	1,372
Internet and multimedia	103,591	182,575	—	—	214,479	247,300	—	—	2,232	2,452
Unallocated	4,572	2,571	27,685	12,642	6,133	5,550	6,075	8,038	—	—

	282,196	428,476	95,169	78,000	480,589	532,113	79,624	92,860	6,585	3,824

Geographical segments

No geographical segment information is shown as, during the periods presented, less than 10% of the Group’s segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

5.	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2005	2004
	HK$’000	HK$’000
Interest income
Interest income from deposits with banks and other financial institutions	(3,307)	(24)
Other interest income	(28)	—

	(3,335)	(24)

Finance costs
Interest expenses on bank loans and overdrafts wholly repayable within five years	134	238

Other items
Depreciation:
– assets held for use under operating leases	48,704	59,211
– other assets	431,885	472,902
Amortisation of programming library*	79,624	92,860
Impairment losses
– trade and other receivables	14,889	10,607
– property, plant and equipment	6,585	3,824
– investment in equity securities	1,500	—
Cost of inventories	18,499	21,866
Rentals payable under operating leases in respect of land and buildings	43,790	41,160
Contributions to defined contribution retirement plans	28,423	26,700
Auditors’ remuneration
– audit services	2,440	2,147
– tax services	121	289
– other services	739	610
Dividend income from investment in equity securities	(3,833)	—
Net foreign exchange gain**	(1,416)	(513)
Rentals receivable under operating leases in respect of:
– subleased land and buildings	(4,822)	(4,725)
– owned plant and machinery	(99,498)	(93,733)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.
**	Net foreign exchange gain of approximately HK$471,000 and HK$945,000 are included within programming costs and selling, general and administrative expenses in the consolidated results of the Group, respectively.

Operating expenses are analysed by nature in compliance with HKAS 1, “Presentation of Financial Statements” as follows:

	2005	2004
	HK$’000	HK$’000
Depreciation and amortisation (including amortisation of programming library)	560,213	624,973
Staff costs	716,751	669,959
Other operating expenses	884,217	781,078

Total operating costs	2,161,181	2,076,010

Notes to the Accounts (continued)

6.	Non-operating income

This comprises:

	2005	2004
	HK$’000	HK$’000
Net gain on disposal of property, plant and equipment	804	1,499

7.	Income tax in the consolidated profit and loss account

(a)	Taxation in the consolidated profit and loss account represents:

	2005	2004
	HK$’000	HK$’ 000
Current tax – Provision for Hong Kong Profits Tax
Tax for the year	—	—
Under provision in respect of prior year	—	589

	—	589

Current tax – Overseas
Tax for the year	153	76
Under provision in respect of prior year	2	—

	155	76

Provision for Hong Kong Profits Tax on leasing partnerships	4,512	12,000

Deferred tax
Benefit of previously unrecognised tax losses now recognised	(265,326)	—
Reversal of temporary differences	(39,739)	—

	(305,065)	—

Income tax (benefit)/expense	(300,398)	12,665

The provision for Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the year. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country.

In 2005, the Group reached a settlement agreement with the Inland Revenue Department on a tax dispute concerning a leveraged leasing arrangement which expired in September 2003. An additional provision of HK$4,512,000 was made during 2005 to bring the total provision, including the HK$12,000,000 provision made during 2004, to HK$16,512,000, representing the Group’s share of the final settlement amount, net of the amount indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999. The provision was fully settled as at December 31, 2005.

7.	Income tax in the consolidated profit and loss account (continued)

(b)	Reconciliation between tax (benefit)/expense and accounting profit at applicable tax rates:

	2005	2004
	%	%
Statutory income tax rate	17.5	17.5
Tax effect of non-deductible expenses	0.2	0.2
Tax effect of non-taxable revenue	(0.8)	(0.3)
Under provision in prior year	—	0.2
Utilisation of unrecognised tax losses of previous years	(23.2)	(17.4)
Tax effect of previously unrecognised tax losses now recognised	(101.8)	—
Tax effect of profits tax provision on leasing partnerships	1.6	4.1

Effective income tax rate	(106.5)	4.3

8.	Directors’ emoluments

Details of Directors’ emoluments are as follows:

	Directors’ fees	Basic salaries, housing and other allowances, and benefits in kind	Retirement scheme contributions	Discretionary bonuses and/or performance related bonuses	Total emoluments
Name of directors	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
2005
Independent non-executive directors:
F.K. Hu	65	—	—	—	65
Victor C.W. Lo	50	—	—	—	50
Dennis T. L. Sun	65	—	—	—	65
Gordon Y. S. Wu	50	—	—	—	50
Anthony K.K. Yeung	65	—	—	—	65
Non-executive director:
Quinn Y.K. Law	42	165	16	62	285
Executive directors:
Stephen T.H. Ng	50	2,427	136	4,747	7,360
Samuel S.F. Wong	50	1,740	130	772	2,692

Total for 2005	437	4,332	282	5,581	10,632

2004
Independent non-executive directors:
F.K. Hu	20	—	—	—	20
Victor C.W. Lo	20	—	—	—	20
Dennis T. L. Sun	20	—	—	—	20
Gordon Y. S. Wu	20	—	—	—	20
Anthony K.K. Yeung	5	—	—	—	5
Non-executive director:
Quinn Y.K. Law	20	193	14	63	290
Executive directors:
Stephen T.H. Ng	20	2,000	120	4,000	6,140
Samuel S.F. Wong	20	1,704	128	880	2,732

Total for 2004	145	3,897	262	4,943	9,247

Except Directors’ fees of HK$437,000 (2004: HK$145,000), certain Directors’ emoluments disclosed above were paid directly by the Company’s ultimate holding company, The Wharf (Holdings) Limited (“Wharf”), (or its wholly owned subsidiaries) to the relevant Directors. Wharf recovered such costs from the Group by charging a management fee (see Note 34(iv)).

In addition to the above emoluments, certain Directors were granted share options under the Company’s share option scheme and Wharf’s share option scheme. The details of these benefits in kind are disclosed under the paragraph “Share Option Scheme of the Company” in Supplementary Corporate Information.

Notes to the Accounts (continued)

9.	Individuals with highest emoluments

Of the five individuals with the highest emoluments, one (2004: one) is a Director whose emoluments are disclosed in Note 8. The aggregate of the emoluments in respect of the other four (2004: four) individuals are as follows:

	2005 HK$’000	2004 HK$’000
Basic salaries, housing and other allowances, and benefits in kind	9,071	8,907
Retirement scheme contributions	572	499
Discretionary bonuses and/or performance related bonuses	4,093	4,073
Compensation for loss of office	—	—
Inducement for joining the Group	—	—

	13,736	13,479

The emoluments of the four (2004: four) individuals with the highest emoluments are within the following bands:

HK$	2005 Number of individuals	2004 Number of individuals
2,500,001 – 3,000,000	1	1
3,000,001 – 3,500,000	1	1
3,500,001 – 4,000,000	2	2

	4	4

10.	Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$332,641,000 (2004: loss of HK$251,000) which has been dealt with in the accounts of the Company.

	2005 HK$’000	2004 HK$’ 000
Amount of consolidated profit/(loss) attributable to equity shareholders dealt with in the Company’s accounts	332,641	(251)
Dividend from subsidiaries attributable to the profits of prior years declared and received during the year	743,123	77,571

Company’ s profit for the year	1,075,764	77,320

11.	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2005 HK$’000	2004 HK$’000
Interim dividend declared and paid of 3.5 cents per share (2004: 3 cents per share)	70,673	60,577
Final dividend proposed after the balance sheet date of 5 cents per share (2004: 4.5 cents per share)	100,962	90,866

	171,635	151,443

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2005 HK$’000	2004 HK$’000
Final dividend in respect of the previous financial year, approved and paid during the year, of 4.5 cents per share (2004: 4 cents per share)	90,866	80,769

12.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$582,454,000 (2004: HK$284,337,000) and the weighted average number of ordinary shares outstanding during the year of 2,019,234,400 (2004: 2,019,234,400).

(b)	Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$582,454,000 (2004: HK$284,337,000) and the weighted average number of ordinary shares of 2,019,234,400 (2004: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2004 and 2005. Accordingly, this has no dilutive effect on the calculation of diluted earnings per share in both years.

Notes to the Accounts (continued)

13.	Property, plant and equipment

	Group
	Network, decoders, cable modems and television production systems HK$’000	Furniture, fixtures, other equipment and motor vehicles HK$’ 000	Leasehold land and buildings in Hong Kong			Leasehold improvements HK$’000	Total HK$’000
			Long lease HK$’000	Medium lease HK$’000	Short lease HK$’000
Cost
At January 1, 2004	5,093,569	514,200	3,306	2,673	70	281,209	5,895,027
Additions	389,165	33,329	—	—	—	5,982	428,476
Disposals	(303,271)	(5,520)	—	—	—	—	(308,791)
Reclassification	(10,185)	—	—	—	—	—	(10,185)

At December 31, 2004	5,169,278	542,009	3,306	2,673	70	287,191	6,004,527

At January 1, 2005	5,169,278	542,009	3,306	2,673	70	287,191	6,004,527
Additions	232,683	41,548	—	—	—	7,965	282,196
Disposals	(34,871)	(8,330)	—	—	—	—	(43,201)
Reclassification	(8,916)	—	—	—	—	—	(8,916)
Exchange reserve	—	205	—	—	—	30	235

At December 31, 2005	5,358,174	575,432	3,306	2,673	70	295,186	6,234,841

Accumulated depreciation
At January 1, 2004	3,137,606	409,302	1,141	214	70	176,965	3,725,298
Charge for the year	471,596	34,196	76	67	—	26,178	532,113
Impairment loss	3,236	588	—	—	—	—	3,824
Written back on disposals	(299,785)	(5,344)	—	—	—	—	(305,129)
Reclassification	(2,366)	—	—	—	—	—	(2,366)

At December 31, 2004	3,310,287	438,742	1,217	281	70	203,143	3,953,740

At January 1, 2005	3,310,287	438,742	1,217	281	70	203,143	3,953,740
Charge for the year	418,887	37,431	76	67	—	24,128	480,589
Impairment loss	6,585	—	—	—	—	—	6,585
Written back on disposals	(33,936)	(8,180)	—	—	—	—	(42,116)
Reclassification	(2,380)	—	—	—	—	—	(2,380)
Exchange reserve	—	83	—	—	—	4	87

At December 31, 2005	3,699,443	468,076	1,293	348	70	227,275	4,396,505

Net book value
At December 31, 2005	1,658,731	107,356	2,013	2,325	—	67,911	1,838,336

At December 31, 2004	1,858,991	103,267	2,089	2,392	—	84,048	2,050,787

As at December 31, 2005, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$237,107,000 (2004: HK$284,583,000) and the related accumulated depreciation was HK$110,908,000 (2004: HK$114,499,000).

14.	Programming library

	Group
	Internally developed HK$’000	Acquired HK$’000	Total HK$’000
Cost
At January 1, 2004	13,451	419,061	432,512
Additions	11,021	66,979	78,000
Written off	—	(121,149)	(121,149)

At December 31, 2004	24,472	364,891	389,363

At January 1, 2005	24,472	364,891	389,363
Additions	10,212	84,957	95,169
Written off	—	(93,193)	(93,193)

At December 31, 2005	34,684	356,655	391,339

Accumulated amortisation
At January 1, 2004	500	289,841	290,341
Charge for the year	6,284	86,576	92,860
Written off	—	(121,149)	(121,149)

At December 31, 2004	6,784	255,268	262,052

At January 1, 2005	6,784	255,268	262,052
Charge for the year	3,324	76,300	79,624
Written off	—	(93,193)	(93,193)

At December 31, 2005	10,108	238,375	248,483

Net book value
At December 31, 2005	24,576	118,280	142,856

At December 31, 2004	17,688	109,623	127,311

15.	Other financial assets

	Group
	2005 HK$’000	2004 HK$’000
Unlisted available-for-sale equity securities (2004: Non-trading securities)	8,225	9,725

16.	Investments in subsidiaries

	Company
	2005 HK$’000	2004 HK$’000
Unlisted shares, at cost	12	12

Notes to the Accounts (continued)

16.	Investments in subsidiaries (continued)

(a)	The subsidiaries of the Company at December 31, 2005 were as follows:

All of these controlled subsidiaries are defined under Note 1(c) and have been consolidated into the group accounts.

				Proportion of ownership interest
Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Directly	Indirectly
Apex Victory Limited	British Virgin Islands	Programme licensing	500 ordinary shares of US$1 each	100	—

Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	100	—

			2 non-voting deferred shares of HK$1 each	—	—

Hong Kong Cable Enterprises Limited	Hong Kong	Advertising airtime and programme licensing	2 ordinary shares of HK$1 each	—	100

Hong Kong Cable News Express Limited	Hong Kong	Advertising airtime	2 ordinary shares of HK$10 each	—	100

Hong Kong Cable Television Limited	Hong Kong	Pay television	750,000,000 ordinary shares of HK$1 each	—	100

i-CABLE China Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	—	100

i-CABLE Enterprises Limited	British Virgin Islands	Publications	500 ordinary shares of US$1 each	100	—

i-CABLE Entertainment Limited**	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Media Limited**	Hong Kong	Investment holding	2 ordinary shares of HK$1 each	100	—

i-CABLE Network Limited	Hong Kong	Network operation	100 ordinary shares of HK$1 each	—	100
			2 non-voting deferred shares of HK$1 each	—	—

i-CABLE News Limited**	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services	2 ordinary shares of HK$1 each	—	100

16.	Investments in subsidiaries (continued)

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly
i-CABLE Sports Limited**	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1each	—	100

i-CABLE Ventures Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	100	—

i-CABLE WebServe Limited	Hong Kong	Internet and multimedia	500,000 ordinary shares of HK$1 each	—	100

Maspon Company Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

Rediffusion Engineering Limited	Hong Kong	Systems installation and operation	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

Rediffusion (Hong Kong) Limited	Hong Kong	Cable television relay services	100 ordinary shares of GBP0.50 each	—	100

			40,000 non-voting deferred shares of GBP0.50 each	—	—

Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK$10 each	—	100

Riddlewood Company Limited	Hong Kong	Investment holding	2 ordinary shares of HK$1 each	—	100

Sundream Motion Pictures Limited (Formerly “i-CABLE Cineplex Limited”)	Hong Kong	Film production	10,000,000 ordinary shares of HK$1 each	—	100

	The People’ s Republic of China	Technical services	HK$1,000,000	—	100

	The People’s Republic of China	Market research and consulting services	HK$1,000,000	—	100

Notes to the Accounts (continued)

16.	Investments in subsidiaries (continued)

Details of partnerships held indirectly through subsidiaries at December 31, 2005 were as follows:

Name of partnership	Law under which incorporated	Principal activity	Percentage of interest
The Cable Leasing Partnership	Hong Kong	Inactive	100
The Network Leasing Partnership	Hong Kong	Inactive	100

*	These entities are registered as wholly foreign owned enterprises under PRC law and not audited by KPMG.
**	Incorporated during 2005.

(b)	Subsidiaries established after December 31, 2005 were as follows:

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly
i-CABLE International Distribution Limited (established on February 13, 2006)	Hong Kong	Programme distribution	2 ordinary shares of HK$1 each	—	100
i-CABLE International Distribution (BVI) Limited (established on February 13, 2006)	British Virgin Islands	Programme distribution	500 ordinary shares of US$1 each	—	100

17.	Amounts due from subsidiaries

The amounts due from subsidiaries are unsecured, interest free and have no fixed terms of repayment.

18.	Inventories

	Group
	2005	2004
	HK$’000	HK$’000
Spare parts and consumables	27,101	36,271
Less: Provision for obsolescence	(14,753)	(20,076)

	12,348	16,195

The amount of inventories expected to be recovered through consumption after more than one year is HK$2,554,000 (2004: HK$4,969,000). All of the other inventories are expected to be recovered within one year.

19.	Trade and other receivables

Trade and other receivables comprise:

	Group		Company
	2005	2004	2005	2004
	HK$’000	HK$’ 000	HK$’000	HK$’000
Accounts receivable from trade debtors	149,521	118,237	—	—
Deposits, prepayments and other receivables	144,314	116,119	654	799

	293,835	234,356	654	799

19.	Trade and other receivables (continued)

The amount of deposits, prepayments and other receivables that is expected to be recovered after more than one year is HK$8,287,000 (2004: HK$42,306,000), of which HK$887,000 (2004: HK$344,000) relates to miscellaneous deposits refundable in respect of leases expiring in the next twelve months for which the Group intends to renew. All of the other trade and other receivables are expected to be recovered within one year.

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts) is set out as follows:

	Group
	2005 HK$’000	2004 HK$’000
0 to 30 days	83,267	75,521
31 to 60 days	27,874	19,612
61 to 90 days	15,681	13,588
Over 90 days	22,699	9,516

	149,521	118,237

The Group’s credit policy is set out in Note 29(a).

Included in trade and other receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group				Company
	2005 ‘000		2004 ‘000		2005 ‘000	2004 ‘000
Renminbi	RMB	1,629	RMB	797	—	—
United States Dollars	USD	668	USD	329	—	—

20.	Amounts due from fellow subsidiaries

The amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.

Apart from amounts totalling HK$7,827,000 (2004: HK$1,416,000) which is expected to be recovered after more than one year, the remaining balance is expected to be recovered within one year.

21.	Cash and cash equivalents

	Group		Company
	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000
Deposits with banks and other financial institutions	320,610	—	—	—
Cash at bank and in hand	31,282	115,013	1,049	495

	351,892	115,013	1,049	495

Notes to the Accounts (continued)

21.	Cash and cash equivalents (continued)

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group				Company
	2005 ’000		2004 ’000		2005 ’000	2004 ‘000
British Pound Sterling	GBP	4	GBP	16	—	—
Renminbi	RMB	1,905	RMB	589	—	—
United States Dollars	USD	69	USD	122	—	—

22.	Trade and other payables

Trade and other payables comprise:

	Group		Company
	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000
Amounts due to trade creditors	70,466	109,302	—	—
Accrued expenses and other payables	392,951	354,024	4,229	3,241
Receipts in advance and customers’ deposits	213,372	220,564	—	—

	676,789	683,890	4,229	3,241

The amount of receipts in advance and customers’ deposits that is expected to be settled after more than one year is HK$ 79,296,000 (2004: HK$84,531,000), of which an amount of HK$74,271,000 (2004: HK$74,535,000) relates to items that are due on demand or callable by subscribers upon service termination. All of the other trade and other payables are expected to be settled within one year.

An ageing analysis of amounts due to trade creditors is set out as follows:

	Group
	2005 HK$’000	2004 HK$’000
0 to 30 days	5,345	5,490
31 to 60 days	9,020	21,814
61 to 90 days	18,257	26,989
Over 90 days	37,844	55,009

	70,466	109,302

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group				Company
	2005 ’000		2004 ’000		2005 ’000		2004 ’000
British Pound Sterling	GBP	499	GBP	11		—		—
Euros		—	EUR	25		—		—
Japanese Yen	JPY	470		—		—		—
Renminbi	RMB	1,245		—		—		—
Swiss Francs		—	CHF	10		—		—
United States Dollars	USD	11,717	USD	17,326	USD	8	USD	8

23.	Amounts due to subsidiaries

The amounts due to subsidiaries are unsecured, interest free, and have no fixed terms of repayment.

24.	Amounts due to fellow subsidiaries

The amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.

25.	Amount due from/(to) immediate holding company

The amount due from/(to) immediate holding company is unsecured, interest free, and has no fixed terms of repayment.

26.	Equity settled share-based transactions

Pursuant to the Company’s share option scheme, the Board of Directors is authorised to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

Details of the share option scheme are disclosed under the paragraph “Share Option Scheme of the Company” in Supplementary Corporate Information.

(a)	The number and weighted average exercise prices of share options are as follows:

	2005		2004
	Number of options	Weighted- average exercise price per share HK$	Number of options	Weighted- average exercise price per share HK$
At January 1	27,711,600	7.36	28,791,500	7.36
Lapsed
– Forfeited	(962,000)	6.89	(1,079,900)	7.49
– Expired	(11,589,600)	3.30	—	—

At December 31	15,160,000	10.49	27,711,600	7.36

Options vested and exercisable at December 31	9,096,000	10.49	15,009,600	4.80

(b)	Terms of unexpired and unexercised share options at balance sheet date:

Date granted	Exercise period	Exercise price		2005 Number	2004 Number
February 8, 2000	April 1, 2001 to December 31, 2009	HK$	10.49	15,160,000	15,640,000
February 19, 2001	July 1, 2002 to December 31, 2005	HK$	3.30	—	11,691,600
October 9, 2002	January 1, 2004 to December 31, 2005	HK$	3.30	—	380,000

				15,160,000	27,711,600

At December 31, 2005, the weighted average remaining contractual life of unexpired share options was 2.4 years (2004: 2.81 years).

(c)	No share options were granted or exercised during the current and prior years.

Notes to the Accounts (continued)

27.	Capital and reserves

(a)	Authorised and issued share capital

	2005 HK$’000	2004 HK$’000
Authorised
8,000,000,000 ordinary shares of HK$1 each	8,000,000	8,000,000

Issued and fully paid
2,019,234,400 ordinary shares of HK$1 each	2,019,234	2,019,234

(b)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii)	Special capital reserve

The special capital reserve is non-distributable and it should be applied for the same purpose as the share premium account. In 2004, the issued share capital of a subsidiary under the Group was reduced (“Capital Reduction”) and the credit arising from the Capital Reduction was applied to eliminate the accumulated losses standing in the profit and loss account of that subsidiary as at September 30, 2004.

An undertaking was given to the Court by the subsidiary in connection with the Capital Reduction (the “Undertaking”). Pursuant to the Undertaking, any future recoveries or reversals of provisions in respect of: 1) assets owned or held under finance and operating leases against which charges to depreciation were made as at September 30, 2004; and 2) provisions made by the subsidiary in respect of certain assets held by the subsidiary as at September 30, 2004; collectively the relevant assets (“relevant assets”) to the extent that such recoveries exceed the written down amounts of the relevant assets, up to an aggregate amount of HK$1,958,524,266, will be credited to a special capital reserve. While any debt or liability of, or claim against, the subsidiary at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realised profits. The subsidiary shall be at liberty to apply the special capital reserve for the same purposes as a share premium account may be applied.

The amount to be credited to the special capital reserve is subject to a limit (“Limit”), which was HK$1,958,524,266 as at the date of the capital reduction. The Limit may be reduced by the amount of any increase in the issued share capital or in the share premium account of the subsidiary resulting from an issue of shares for cash or other consideration or upon a capitalisation of distributable reserves. The subsidiary shall be at liberty to transfer the amount so reduced to the general reserves of the subsidiary and the same shall become available for distribution. The Limit may also be reduced after the disposal or other realisation of any of the relevant assets by the amount of the charge to depreciation or provision made in relation to such asset as at September 30, 2004 less such amount as is credited to the special capital reserve as a result of such disposal or realisation.

In the event that the amount standing to the credit of the special capital reserve exceeds the Limit, the subsidiary shall be at liberty to transfer the amount of any such excess to the general reserves of the subsidiary, which shall become available for distribution.

As at December 31, 2005, the Limit of the special capital reserve, as reduced by HK$508,033,384 (2004: HK$916,109) related to recoveries and reversals of provisions of the relevant assets, was HK$1,449,574,773 (2004: HK$1,957,608,157), and the amount standing to the credit of the special capital reserve was HK$7,923,811 (2004: HK$3,344,694).

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in Note 1(o).

(iv)	Distributability of reserves

At December 31, 2005, reserves of the Company available for distribution to equity shareholders of the Company amounted to HK$1,308,604,000 (2004: HK$394,379,000).

After the balance sheet date, the Directors proposed a final dividend of 5 cents per share (2004: 4.5 cents per share), amounting to HK$100,962,000 (2004: HK$90,866,000). This dividend has not been recognised as a liability at the balance sheet date.

28.	Income tax in the balance sheet

(a)	Current taxation in the balance sheet represents:

	Group
	2005 HK$’000	2004 HK$’000
Overseas taxation	51	22
Provision for Hong Kong Profits Tax on leasing partnerships (Note 7(a))	—	12,000

	51	12,022

(b)	Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation HK$’000	Tax losses HK$’000	Total HK$’000
At January 1, 2004	251,236	(251,236)	—
(Credited)/charged to consolidated profit and loss account (Note 7(a))	(12,361)	12,361	—

At December 31, 2004	238,875	(238,875)	—
Credited to consolidated profit and loss account (Note 7(a))	(39,739)	(265,326)	(305,065)

At December 31, 2005	199,136	(504,201)	(305,065)

		2005 HK$’000	2004 HK$’000
Net deferred tax assets recognised on the balance sheet		(434,266)	(108,963)
Net deferred tax liabilities recognised on the balance sheet		129,201	108,963

		(305,065)	—

(c)	Deferred tax assets not recognised:

The Group has not recognised deferred tax assets in respect of the following:

	2005 HK$’000	2004 HK$’000
Future benefit of tax losses	431,871	899,873
Provision for obsolete inventories	13	35
Impairment loss for bad and doubtful accounts	384	426

	432,268	900,334

Notes to the Accounts (continued)

29.	Financial risk management objectives and policies

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below:

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a defined credit policy in place with general credit terms ranging from 0 to 60 days. The exposure to credit risks is monitored on an ongoing basis. The Group has no significant concentrations of credit risk from customers. Subscription revenue from customers is settled mainly in cash or via major credit cards.

(b)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities. The Group’s objective is to maintain a balance between the continuity of funding and the flexibility through use of bank overdrafts and bank loans. In addition, banking facilities have been put in place for contingency purposes.

(c)	Interest rate risk

At December 31, 2005, the Group had short-term deposits with bank and other financial institutions amounting to HK$320,610,000 (2004: Nil), with original maturities ranging from 4 to 6 days at market interest rates. Apart from the foregoing, the Group has no other significant income-generating financial assets or interest-bearing financial liabilities. The Group’s revenue, expenses and cash flows are substantially independent of changes in market interest rates.

Effective interest rates and repricing analysis

In respect of income-earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

	Group				Company
Interest rate risk	One year or less Total		Effective interest rate		One year or less Total		Effective interest rate
	2005 HK$’000	2004 HK$’000	2005%	2004%	2005 HK$’000	2004 HK$’000	2005%	2004%
Floating rate:
Cash and cash equivalents	31,282	115,013	0.02	0.03	1,049	495	—	—

Fixed rate:
Cash and cash equivalents	320,610	—	3.65	—	—	—	—	—

(d)	Foreign currency risk

(i)	Forecast transactions

The Group is exposed to foreign currency risk primarily through programming licensing activities whereby a substantial portion of our programming costs on overseas content is settled in United States dollars. In view of the continued support from the Hong Kong SAR Government to maintain the peg of the Hong Kong dollar to the United States dollar, management does not expect that there will be any significant currency risk associated with programming cost commitments denominated in United States dollars. Management also enters into forward exchange contracts from time to time to hedge forecast transactions. At December 31, 2005, there were no outstanding foreign exchange contracts that were recognised as derivative financial instruments in the accounts.

(ii)	Recognised assets and liabilities

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group manages the net exposure by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

30.	Fair value of financial instruments

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2005 and 2004.

The fair value of the unlisted available-for-sale equity securities is estimated based on a combination of valuation techniques including use of recent arm’s length market transactions of the underlying securities and references to the fund manager’s estimated fair value adjusted for specific circumstances of the investment.

31.	Jointly controlled assets

At December 31, 2005, the aggregate amounts of assets and liabilities recognised in the accounts relating to the Group’s interests in jointly controlled assets are as follows:

	2005 HK$’000	2004 HK$’000
Assets:
Programming library	8,364	—
Trade and other receivables	3,336	—

	11,700	—

Liabilities:
Accrued expenses and other payables	—	—

32.	Commitments

Commitments outstanding as at December 31, 2005 not provided for in the accounts were as follows:

	Group		Company
	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000
Capital commitments
(i) Property, plant and equipment
– Authorised and contracted for	14,196	17,366	—	—
– Authorised but not contracted for	119,468	61,313	—	—

	133,664	78,679	—	—

(ii) Acquisition of equity interests in prospective subsidiary and associate
– Authorised and contracted for	12,506	—	—	—
– Authorised but not contracted for	—	—	—	—

	12,506	—	—	—

	146,170	78,679	—	—

Programming and other commitments
– Authorised and contracted for	465,019	695,255	—	—
– Authorised but not contracted for	80,006	80,835	—	—

	545,025	776,090	—	—

Operating lease commitments
– Within one year	42,938	25,810	—	—
– After one year but within five years	75,386	32,126	—	—
– After five years	56,021	60,608	—	—

	174,345	118,544	—	—

	865,540	973,313	—	—

Notes to the Accounts (continued)

32.	Commitments (continued)

(a)	Operating lease commitments

The Group leases a number of premises under operating leases for use as office premises, car parks, warehouses, district centres, retail shops, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

The Group leases out cable modem equipment and decoders to subscribers under operating leases which are renewable on a monthly basis. None of the leases includes contingent rentals.

(b)	Future operating lease income

(i)	The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2005 amounted to HK$12,336,000 (2004: HK$4,210,000).

(ii)	The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

	Group		Company
	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000
Within one year	9,587	9,377	—	—

(c)	Other commitments

During 2004, the Group entered into a forward exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2005. The Group had, as at December 31, 2004, an outstanding forward contract to buy foreign currency with a notional principal value of HK$101 million equivalent.

There were no similar commitments outstanding as at December 31, 2005.

33.	Contingent liabilities

As at December 31, 2005, there were contingent liabilities in respect of the following:

(i)	The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

(ii)	Guarantees, indemnities and letters of awareness to banks totalling HK$616 million (2004: HK$662 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2005, HK$311 million (2004: HK$546 million) was utilised by the subsidiaries.

(iii)	A litigation was lodged by the Secretary of Justice on behalf of the Government of the Hong Kong Special Administrative Region (the “Government”) against Hong Kong Cable Television Limited (“HKC”), a subsidiary of the Group, for the settlement of subscription royalty of HK$1,237,190 which remained outstanding, and interest accrued on the said outstanding amount. The outstanding subscription royalty of HK$1,237,190 arose from a dispute between the Government and HKC over the interpretation of the calculation basis of HKC’s 2000 subscription royalty payable. If HKC is found to be liable, HKC’s liability for the amount claimed plus interest accrued up to December 31, 2005 may amount up to HK$1,489,804. The management is of the view, based on legal advice, that it is not probable that the court will find a case against HKC. No provision has accordingly been made in this respect.

34.	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these accounts, the Group entered into the following material related party transactions during the year ended December 31, 2005:

	2005 HK$’000	2004 HK$’000
Rentals payable and related management fees on land and buildings (Note (i))	36,141	35,413
Rentals receivable on land and buildings (Note (ii))	(4,464)	(4,467)
Network repairs and maintenance services charge (Note (iii))	(21,783)	(21,191)
Management fees (Note (iv))	12,630	11,634
Computer services (Note (v))	17,814	14,049
Leased line and Public Non-Exclusive Telecommunications Service (“PNETS”) charges and international bandwidth access charges (Note (vi))	21,756	24,771
Project management fees (Note (vii))	(6,079)	(6,512)
Internet Protocol Point wholesale services charge (Note (viii))	(21,294)	(1,417)
Agency fees (Note (ix))	(14,185)	(1,104)

Notes:

(i)	These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres and hub sites. As at December 31, 2005, related rental deposits amounted to HK$7,511,000 (2004: HK$7,511,000).
(ii)	This represents rental received from a fellow subsidiary in respect of the lease of office premises.
(iii)	This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.
(iv)	This represents costs incurred by a fellow subsidiary on the Group’s behalf which were recharged to the Group.
(v)	This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.
(vi)	These represent service fees paid to a fellow subsidiary in respect of the leasing of datalines, PNETS charges and international bandwidth access charges incurred.
(vii)	This represents fees received from a fellow subsidiary for the provision of project management services.
(viii)	This represents service charges to a fellow subsidiary in relation to the Internet Protocol Point wholesale services.
(ix)	This represents service charges to a fellow subsidiary in relation to the agency services.

Included in Note 13 were additions to property, plant and equipment totalling HK$608,000 (2004: HK$732,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2005.

The immediate holding company has issued deeds of indemnity in respect of certain taxation and costs arising in respect of the period prior to November 1, 1999. The Group is not charged for these indemnities.

Notes to the Accounts (continued)

34.	Material related party transactions (continued)

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in Note 8 and certain of the highest paid employees as disclosed in Note 9, is as follows:

	2005 HK$’000	2004 HK$’000
Short-term employee benefits	35,917	33,951
Post-employment benefits	1,367	1,181

	37,284	35,132

Total remuneration included in “staff costs” (See Note 5).

35.	Non-adjusting post balance sheet event

After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 11.

36.	Accounting estimates and judgements

Management considers the key source of estimation uncertainty lies in the recognition of deferred tax assets from unused tax losses. As explained in Note 1(m), all deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilised, are recognised.

During the second half of 2005, additional deferred tax assets from unused tax losses of a subsidiary were recognised pursuant to a change in circumstances including, among others, stabilisation of the subsidiary’s operating environment and finalisation of an organisation restructure plan, that reduced uncertainties surrounding the subsidiary’s future taxable profits. Accordingly, management’s judgement about the realisability of the tax losses changed to conclude it appropriate for the subject subsidiary to recognise all its tax losses at December 31, 2005 as deferred tax assets.

In addition to the tax charge to future years’ profit or loss upon utilisation of the deferred tax assets, it is possible that adverse changes to the operating environment or the Group’s organisation structure could cause a future write-down of the deferred tax assets recognised.

Apart from deferred tax assets, management also makes estimates and assumptions that affect the reported amounts of other assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Notes 1(f), 1(g)(i), 1(h), 1(i), 1(q), and Note 30 contain information about the assumptions and risk factors relating to useful lives of property, plant and equipment, net realisable value of commissioned programmes, impairment provisions for property, plant and equipment, inventories, loans and receivables, and available-for-sale equity instruments.

On useful lives of property, plant and equipment, these are estimated at the time such assets are acquired and are based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes in order to determine the amount of depreciation expense to be recorded during any reporting period. If these changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Net realisable value of commissioned programmes and films are estimated based on their projected future revenue to be derived from all applicable territories and windows less cost to sell, taking into account historical performances of films and programmes with comparable budgets, casts, or other relevant qualities. Impairment provisions are made for carrying costs that are in excess of the expected future revenue to be generated by these programmes and films. Films in progress are stated at cost less any impairment provisions, taking into account the project status, and estimated relisable value. If revenue actually generated were to fall short of our forecasts, or there are changes in total projected ultimate gross revenues, amortisation may need to be increased, or impairment provision may need to be made to reduce the carrying value of individual programme or film to its realisable amount.

36.	Accounting estimates and judgements (continued)

Property, plant and equipment, inventories, and various financial instruments including loans and receivables and available-for-sale equity instruments are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may exceed the realisable value. If any such indication exists, the asset’s realisable value is estimated and an impairment loss is recognised.

The value of property, plant and equipment and inventories in use represent the amount that these assets are expected to earn based on reasonable and supportable assumptions. The value of loans and receivables are calculated based on estimated future cash flows. The fair value of available-for-sale equity instruments are estimated based on a combination of valuation techniques including use of recent arm’s length market transactions of the underlying securities and references to the fund managers’ estimated fair value as adjusted for specific circumstances of the investment including recent fund raising results and financial outlook.

Actual results may differ from these estimates under different assumptions or conditions.

37.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended December 31, 2005

Up to the date of issue of these accounts, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and which have not been adopted in these accounts:

Effective for accounting periods beginning on or after
Amendments to HKAS 39, Financial instruments: Recognition and measurement:
– Cash flow hedge accounting of forecast intragroup transactions	January 1, 2006
– The fair value option	January 1, 2006
– Financial guarantee contracts	January 1, 2006

Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:
– HKAS 1, Presentation of financial statements	January 1, 2006
– HKAS 27, Consolidated and separate financial statements	January 1, 2006
– HKFRS 3, Business combinations	January 1, 2006

HKFRS 7, Financial instruments: disclosures	January 1, 2006

Amendment to HKAS 1, Presentation of financial statements: capital disclosures	January 1, 2006

HK (IFRIC) 4, Determining whether an arrangement contains a lease	January 1, 2006

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 and would be first applicable to the Group’s accounts for the period beginning January 1, 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the applicable amendments, new standards and interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

38.	Parent and ultimate holding company

The Directors consider the parent and the ultimate holding company at December 31, 2005 to be Wharf Communications Limited and The Wharf (Holdings) Limited, respectively, both of which are incorporated in Hong Kong. The Wharf (Holdings) Limited produces accounts available for public use.

39.	Approval of accounts

The accounts were approved and authorised for issue by the Directors on March 2, 2006.

In addition to the Company’s annual accounts prepared pursuant to the requirements of the Hong Kong Companies Ordinance, each year the Company also prepares a number of special purpose financial reports for filing with different regulatory bodies and which may be approved by the directors at different times during the year. Once approved, the Company’s annual Hong Kong accounts which have been prepared under the Companies Ordinance are not subsequently updated for the issuance of such special purpose financial reports, and accordingly comparative amounts in these accounts are based on the prior year’s statutory accounts presented at the previous Annual General Meeting.

Five-year Financial Summary

(Expressed in HK$’ million)

	2001	2002	2003	2004	2005
Results
Turnover	1,931	2,161	2,143	2,372	2,441
Operating expenses	(1,751)	(1,935)	(1,892)	(2,076)	(2,161)

Profit from operations	180	226	251	296	280
Interest income	58	26	8	—	3
Finance costs	(72)	(62)	(16)	—	—
Non-operating income/(expenses)	1	—	(10)	1	1
Impairment loss on investment	—	(73)	—	—	(2)

Profit before taxation	167	117	233	297	282
Income tax (expense)/benefit	—	—	(13)	(13)	300

Profit attributable to equity shareholders of the Company	167	117	220	284	582

Assets and Liabilities

Property, plant and equipment	2,257	2,302	2,170	2,051	1,838
Programming library	211	149	142	127	143
Deferred tax assets	102	107	113	109	434
Other financial assets	79	21	10	10	8
Long term deposits	312	—	—	—	—
Current assets	1,397	645	247	367	671

Total assets	4,358	3,224	2,682	2,664	3,094

Current liabilities	862	1,465	884	727	717
Non-current interest-bearing borrowings	1,800	—	—	—	—
Deferred tax liabilities	240	234	113	109	129

Total liabilities	2,902	1,699	997	836	846

Share capital	2,014	2,019	2,019	2,019	2,019
Reserves	(558)	(494)	(334)	(191)	229

Total liabilities and equity	4,358	3,224	2,682	2,664	3,094